Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
     Attached is a transcript of TD Banknorth Inc.’s analyst day conference held on July 29, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Final Transcript
Conference Call Transcript
BNK — TD Banknorth Inc. Analyst Meeting
Event Date/Time: Jul. 29. 2005 / 8:00AM ET
Event Duration: N/A

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
CORPORATE PARTICIPANTS
Bill Ryan
TD Banknorth Inc. — Chairman, President and CEO
Steve Boyle
TD Banknorth Inc. — CFO
Wendy Suehrstedt
TD Banknorth Inc. — Chief Retail Banking Officer
John Fridlington
TD Banknorth Inc. — EVP and Chief Lending Officer
Joe Fico
TD Banknorth Inc. — President, TD Banknorh Insurance Group
Mark Collins
TD Banknorth Inc. — EVP
Edward Schreiber
TD Banknorth Inc. — Chief Risk Officer
Joe Hanson
TD Banknorth Inc. — Executive Vice President for Banking Operations
John Patrick
TD Banknorth Inc. — President of TD Banknorth, Connecticut
Peter Verill
TD Banknorth Inc. — COO
CONFERENCE CALL PARTICIPANTS
Brian
Analyst
Mark
Analyst
PRESENTATION

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
What I want to do is just set the tone for the company. Some of you know the company well, some of you don’t but let’s make sure everybody knows it the same way today and then get into the specific presentations.
So my plan is to go forth, I think, I am going to get through this without a lot of trouble. So let me do it with you and there is a presentation in front of you that talks about all the things that I have on the slides.
There you go, there is some great information we show every time. So, we’re going to be — again I will be doing the overview in the next few minutes. Steve and Wendy will come up, Steve is going to show you the financial reasons to do HUBCO and Wendy is going to show you how we are going to execute the transaction and make it work successfully. We have a pretty good question/answer session.
And our business lines, with John talking about commercial and consumer lending, working with John will be Ed Shriver, we have some questions along the way. We have got Joe Fico on the insurance piece that everybody always seems to be interested.
Mark Collins, you see some marketing up here already, he will talk a little bit more about that. Steve wants to talk about cash and GAAP since we touched this issue in the end of the first quarter. He will give you the take on and then we will end with some questions when we will get through this.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Here we go, TD Banknorth, headquartered in Portland, Maine. Yes, I put that there, many of you say, yes — but I am amazed that when we did attract the Dominion transaction, many people said you are always changing your home office. Obviously you are going to move it to Des Moines or you are going — maybe go to New York City or something like that. Having been a New Yorker for most of life, they say, well, it is natural you are going to New York and so you will be moving the home office.
Let me be very official on that. We are not moving the *expletive* home office. It is staying exactly where it is. We like living in Maine, there is an aura to Maine that is just special in many ways.
So we are headquartered in Portland, Maine. So if we move it all, spend time in these other cities, that’s the only negative to our company is our executives have to get in a car, get in a plane and they got to be in those other locations. And yes, we will have a substantial office in New York as we now complete HUBCO but the headquarters will stay in Maine.
Toronto-Dominion now owns 55% of the company, it is limited worth 51. We bought back some shares, it’s gone to 55, with the transaction of TD it will go back to 53, I think. And the key is Toronto-Dominion is committed in keeping the ownership at this level and then also are very interested in moving it up to that 66% that they can go over the next couple of years. So, that’s a positive event over the next few years I think as they continue to look at buying shares.
7,800 employees, $82 billion in assets, 1.3 million households, we have a very diversified loan deposit base.
Years ago when we were coming out of the Peoples Heritage Bank era, many of you still called it the savings bank, the balance sheet now reflects, well, it is a commercial bank, it has been a commercial bank for years.
It’s a community bank model, yes, that’s the community bank model. With some banks, if you are under $500 million, you are a community bank. For us the community bank isn’t size, it is the model of giving superior customer service and making the decision as locally as possible.
We will always, at least, while I am here, have local bank presidents, local management teams running the company in a very local way. We can’t run the company from Portland, Maine. And we’d do the dumbest decision, we’d ever make to try to do that.
So I have to hire very good people, put them out to the field, and have them do their thing and my job is to pat them on the back at the end of the month or kick them on the ass if they are not doing a good job. I do both of those very well. So, you know that’s what we have to do with the local bank president. They understand it, they’re incented that way and we haven’t had any turnover in that group since I have been here. So, it’s a good group of people.
The other benefit we have is most of them have come from competing banks because of the consolidation in New England. John Patrick came out of Fleet Bank, David Ott, came out of Fleet Bank, Wendy Suehrstedt came out of Fleet Bank, Chris Bramley, who runs Massachusetts, who isn’t here today came out of Shawmut Bank, Mike McNamara who runs Maine came out of Key Bank, and has worked with Fleet also.
So if go down the list of our people with different companies, the only president I can think of who is homegrown is Scott Bacon who came out of the bank in New Hampshire and is the President in New Hampshire. But — and there is a benefit to that you can get people who come from all these big banks, a lot of background training and experience, you’re really much better off.
Poised for growth, I guess that’s a bullet you could put on our chart since 1993 probably from that standpoint. I will make the point though. Some of you will probably say, okay, they did HUBCO, so now they are going to be aggressive in doing more banks. I have to tell you it is just the opposite. Our ability to do HUBCO now allows us to really look hard at what we want to do next time. In HUBCO, we’re probably slow-me-down, not speed-me-up. We now have HUBCO, we have to make sure we do that right, we have to spend the time and it is not necessary in my eyes to mean that I have to fire that up quickly with something else.
Yes, you know our history though, we got the history of growing so I don’t see that changing but I don’t want you to think that we feel that we have to go, go, go now. In fact it is just the opposite, HUBCO was potentially, slow-me-down. What also slows me down are high prices for competitive banks and we also slow me down as it should is making sure HUBCO gets done right. So I don’t want to be doing 2 conversions of 2 banks, too close together. So I think we are poised for growth, but it may be a little bit far.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Vision is to be, we’re one of the 1000 banks that want to be the premier community financial services bank in the Northeast. But we get more, we could make a good argument forward. And when I say financial services, I mean insurance, I mean, the trust business, wealth management, all the other businesses that have been very complementary to the bank.
That’s the map today, you are seeing it. 400 branches, 550 ATMs, all the offices we have. It’s a great map, it is kind of funny when, and you have heard me say this before, when I go to places where the maps — may be in America, they say, why aren’t you in Northern Maine. There is nothing in Northern Maine. Now if we built a branch, we could call it a town. I mean, it is just there is nothing there, you will have visit there. It is a great place to fish and hunt. But we have completed Maine. This map maybe doesn’t reflect that but Maine is done in terms of the growth model. But a good map.
Even better map is this one and it is important to us. I think what we try to do is be consistent with our message to you. We have always said we wanted to be contiguous. This map reflects us being very contiguous as we look at our geography. And you can see in Connecticut there, the map on the right, we have 42 branches. There is probably — John and Wendy and I haven’t decided yet, but there is probably 6 or 7 over ops that potentially can be closed into they’re (inaudible) where there’s a better location.
But we now complete Fairfield County, not complete. But we all have a big franchise in Fairfield County.
I was looking at this map the other day before HUBCO, and my strategy will have to be build branches there and that would take 5 years, 10 years, to get the kind of Fairfield county franchise that we now have overnight. And Fairfield County is not the richest county in America. It’s right up there in the top 10 in terms of average income and everything else.
So, what we have done is, to me, a stroke of genius, in getting a bank, that’s yes, it’s headquartered in Mahway, New Jersey. But the real key here is the complete Connecticut and now be a major player in Connecticut. We were 8 in that, and now we have 6 in Connecticut. And yes we will get better and better in Connecticut as we go forward. But it just makes my life and the lives of our executive much easier, to know overnight we have a franchise.
We have a franchise that has been very successful from a profitable standpoint in HUBCO but it has not been as successful in a growth model. So again, I am back to the simple statistics that in better markets HUBCO’s average branch size is $30 million. In markets that aren’t as good, our average branch size if $52 million. So where do you think HUBCO’s branch size is going. Do you think it is going down or do you think it is going up? I think we know the answer to that.
The question I don’t know, that’s probably the question on your minds too is, how quickly does that happen. But I don’t know that answer and we wouldn’t know that answer until sometime next year. But we have got a history of — with all of you being really consistent in our message in what we are trying to accomplish and this continues it.
Then we look at the map on the left as you go down to New Jersey and over into Philadelphia. And those are new markets too, there’s no doubt about it. Connecticut is a way up. John Patrick will handle that and I am not worried about that at all.
You know, New Jersey and Philadelphia aren’t lay ups, I guess they are jump shots maybe. But that’s okay. Again, we knew we were moving into these markets. We are not — we know these markets fairly well. So I am looking forward to competing.
Same point of view with profitable business for HUBCO, but the growth model hasn’t been as strong as they’d like it to be and those are the kinds of things we think we do well as you will see more from our presentation. So we are pleased, very nice franchise.
Community banking model, again bank presidents are responsible. We will do the same with the HUBCO franchise, a local decision-making and loan authorities continues. We think we react quickly, superior local service.
Targeting that middle to small business market, would be very helpful. In just, these conversations over the last couple of months with the HUBCO people, we feel very comfortable that the small business market that we like to go after is there in New Jersey and Philadelphia. And we think we’ll have great success again putting our model in there where everybody else is going after that business with the help of Mark and Wendy a few years ago, we have been dominating that business in New England.
So we are going there, make that business hum and have huge success, I think in the small business lending piece. Deposit gathering is always something we have done and the cross sell will continue too. But I think when I look at this chart that targeting the middle and small business

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
commercial market will be very, very helpful. They got HUBCO at small business lending group and we will just accelerate their growth and their progress.
I guess acquisitions are up to 25, whatever number we now have, our core competency as a company. I think we are lucky, in that we just started early in 1993 and we felt we’ve got pretty comfortable with it and here we are now having completed, I think, it is 25/26/27, 10 in the last couple of years and 11 insurance agency acquisitions too.
I think New England in Northeast, well, the consolidation process has got a few years left. I think in 3 to 5 years, everybody who is going to sell will have sold, basically. And all those guys who are going to stay independent will still independent and it’s got a few years of decision.
Going to go on, add in some items. There is a timeframe with this and the timeframe reflects on the ages of the CEOs, whether they are a pack of similar companies, and their ability to compete and this is a story you have heard me telling out the years, and HUBCO is a great example of this. I have already said, the cost of regulation, the cost of computerization and the cost of marketing will cause companies that are 3 or 4 billion, may be bigger in size, they have to find a bigger partner. You just can’t afford all of those costs.
Well, little bit, I know, I started talking about this a few years ago, that the cost of regulation would continue with the Patriot Act and Private Bank Secrecy Act and I think it is just very expensive and if you talk to any small bankers they will tell you how hard it is to spend all this expense money and get more revenue back.
Marketing dollars. Marketing is one of those expenses that you can cut and HUBCO is an example of the company that didn’t spend as much in marketing as it probably would have liked to spend.
And then keeping up on the computer side, it is just not easy to small banks to do. The arguments that small banks are — you know but we get great service. You can’t be really successful unless you can do a number of things. Have all the channels for customers to come to you, advertise where you are and who you are, have the research money to develop products and services that we need in the marketplace.
And I think in the next couple of years all of the players that will think about will probably make their decision. And we see it happening everyday now. And it’s been occurring really for the last year or 2.
Well, our performance has been fairly consistent in the 10 consecutive years of operating EPS growth and profitability has been pretty strong. We haven’t had any big problems. I mean, you have bumps in the road along the way at different quarters. But I think if you are honest about our company over the last 10 years, it’s been a pretty consistent story.
I don’t think to go to bed at night worrying that where are you going to find a bigger mansion from us it’s negative. We just don’t do that. That’s not been our history and we move forward in a pretty good way.
I think those of you who lose sleep at night, are we going too fast? Are we trying to do too much? Do we buy-back and do the conversion correctly? And you shouldn’t be losing much sleep over that now because we’ve done this 25 times. And you do it. And you do it 25 to 25 is some ability to think there is a skill set there that you can work on year in and year out. So it’s gone well.
Core loan and deposit growth, I’ll show you in a second. I think I have a chart on this. But really very strong in both categories. The lending side has consistently grown at 10% plus. And that’s really a combination of having very experienced loan officers and making them work.
I’ll give you a classic example. I went to my office yesterday and there is a call there from Mark Calando who is our senior lender in Massachusetts and he said, “Bill, there is a customer named Logan Clarke who owns the largest lobster company on Cape Cod and he just wanted to say hello to you.” I said “Oh, so you’re talking to Mark..” He said, “Yes. We just hired the Southern loan officer who handled that account and now we’re talking to them.”
So, we have hired about 25 to 26 loan officers in the last several months, so from all that competitors. And that really helps. That really helps to drive this loan volume the right way.
Asset quality, John Fridlington, Tom Hogan on the consumer side, John on commercial. My hats are really off to them. They’ve done a great job. It’s been amazing at how you can grow your loans consistently but at the same time not have asset quality problems. My history of banking is show me someone who is consistently growing the loans, first thing I have to see is, let me look at their asset quality numbers and ours have been very, very strong. We turned down a lot of deals simply because we can’t go through this again like we did in the early ‘90s.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Here’s the loan and deposit category for the last couple of years, compound annual growth rate on loans at 13.6%. And again I don’t see that going down. I think we can have some success hitting double-digits every year, some years better than others. Deposit curve is 10.4. That’s been slower this year as you know.
But look at the cost, our deposit cost envelope. I mean, I think we’ve done a good job of ratcheting down deposit cost yet still growing the checking accounts by about a 10% number. And I think maybe we’ve gone too far. And now we’ve got to spend a little more money in making sure we get the deposits growing a little bit more. But a good job by all of our staff.
And again loan issue as you can see where they have come from with the rate environment we’re in today but feeling very comfortable with it.
Cash operating earnings, the trends again are there. And Steve, will probably talk a little bit more about that later in his presentation but again, good growth numbers and double-digit growth.
Yet why are we different than everybody else? I don’t know. I mean we went out this years ago to try to be just be a successful bank. We kept — put our head down. We didn’t worry about why we were successful back then. We just worried about we have to be successful.
Now years later, we took our heads up a little bit. We go back and do an analysis, why have we been successful in our eyes. And I think the management team is the key. And I’ve stressed this a little bit this morning. The consolidation in the New England of course, a lot of good people will be available. And we’ve kept them. They’ve all stayed with us. As I have shared with you, we haven’t lost any senior people in a long time. So, I think that that’s been helpful.
We also say what we do and we do what we say. So I think we’ve been consistent at least internally that when we have a message and a plan we stick to it. We work at it. And we don’t let it slip away when it is hard to do.
We don’t change it because it’s hard to do. We kind of stick to it if we think it’s the right thing to do. I remember, I was at a Friedman Billings conference that we had in the North Washington Hotel a number of years ago. That was when Internet banking was going to be the be-all and end-all of the world.
And I was on the conference, I found a young man who was 29 or 30. And he’d just started an Internet banking company. And he kept talking about the dinosaurs of bankers and how bankers are dinosaurs. And the business is gone and we are the future and so forth and such, I’m sitting there and saying, “Well, you know, you got a point there. There is probably 25 to 30% of customers that really are going to be hard-core Internet banking customers. But that wasn’t the older woman or older man in New England who’s 70 or 80. And they’re not doing their banking over the computer. They want to see somebody.” And this young man kept going on and on. I wished someone was going to come and punch him in the nose. Well, I kept hearing, I am dinosaur. I’m a dinosaur. I’m a dinosaur.
And we thought in ‘93 that the strategy of branches in banking was an important strategy. And I think you’d agree with me in ‘93 when we would bring that up people would pooh-pooh it and say if people don’t get it. They are in Maine. In fact they all look alike. You know, not a lot of brains up there, that kind of stuff.
We stuck to our guns. Because we really thought coming into a bank was still a social experience for a lot of people. And yes, you have to have Internet banking which we do in a big way, and in the world we’ve got that telephone banking and we have got ATMs. But don’t give up the branches.
Well low and behold, about 2002, Citicorp’s going to get thousands of branches, WAMU is going to have thousands of branches — all of a sudden branches are back. They never left us. We always thought branches were important and that’s sets our growth model that customers share that we stuck to our guns. And it’s worked for us.
And now on the other side of the trend, now I’d say, “I can build 200 branches anywhere. It’s too many. It doesn’t make sense.” So before I was the branch guy and everybody was against me, now I turn out to be the conservative person saying, “Yes, we will have 10 or 12 branches a year. They’re important in certain locations but not 50. Not 100. Not 200. That’s just not going to work.”
All of the good spaces are taken and now the secondary locations are the ones available. And I guess we’re just not as smart as some people who open a branch and get profitable in a month and a half. We can’t do that.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
It takes 3 to 4 years with the normal strategy to have banks be successful on the blank side. That why it hasn’t changed and I don’t think anybody’s found the magic formula to change it yet.
We sold 51% Toronto Dominion on March 1st. I think that has gone very well from our standpoint in working with the management of TD. I can’t tell you the number of times at the end of the day I look back and say, “Well, I am happy I’m part of Toronto Dominion bank.” There are many events where we could not have done them on our own.
We could not have gotten the naming rights to do TD Banknorth Garden without the implicit help of Toronto Dominion bank. We could not have done the HUBCO transaction without the help of Toronto Dominion bank.
So the major events of our company just in the last few months, were events that probably we would have had to pass on if we didn’t have the financial support and the commitment from Toronto Dominion to grow in a market. It’s very important being bound at the hip process and we are.
So for me, I’m just feeling very lucky, skillful, whatever you want to call it. It’s worked out very, very well from the former Banknorth standpoint.
Again as you look at it, we have bought back some shares. we will continue to watch our capital base in whenever we can. That’s always been our history.
Toronto Dominion has the ability to buy shares in the open market. So I still think our stock price about $30 is a nice price. I’m not unhappy with it. I think it has the potential to go up over the next couple of quarters if we can have good earnings quarters. We don’t have a lot of noise in them. And we can continue to do the steps that help our stock. And I think that’s the plan.
Growing New England, potentially beyond, we’ve done that now with Hudson United. And it makes a lot of sense.
Just to make the point, again, Toronto Dominion has asked us to really head honcho this in moving forward. And it’s been our job to really do these acquisitions. And again without their financial help and support in doing research and things that we maybe didn’t have to staff for, it wouldn’t go as smoothly. And Hudson United I think is a great example of that.
So as I hinted last night, the one glimmer I had was I was trying to get to Wendy Suehrstedt, she’s kind of a hawk for me, she is driving me crazy here, all these ideas and approaches she wants to do. So we wanted Wendy to take on to be the CEO of Hudson United bank.
We’ll take off the Connecticut piece and give that to John Patrick and the rest of the company Wendy will run. She’ll be moving to New Jersey with her family and should work out well.
You should know Wendy some of you known him for years. But let me just give a little bit of background and then turn it over to Steve. Wendy is a summa cum laude graduate of Georgetown University. And has MS in Economics from the University of Michigan. Begun her career in 1983 in Maine. When North Bank became part of Fleet, she stayed there as a commercial loan officer. So her first experience with us was on the commercial side. She started commercial loan review process in 1990.
In the midst of everything going wrong and all the things going crazy Wendy was the one we asked to step in and straightened it out. And she did a very, very good job. Then in ‘93, she became a Senior VP. The Credit Policy and — ‘91 Senior VP, Credit Policy Administration, but I knew she was destined for more things than just credit review and Credit Policy Administration on the commercial side.
I knew on the retail side, I was going to have a real need — the fellow who ran retail for me was a very good guy. But I could tell, in a few years we were going to butt heads. He didn’t want to grow. I wanted to grow.
So I moved Wendy over there. And she headed Retail and Small Business Banking ‘94 to ‘97. And became a EVP of the company. All of retail reports to Wendy.
So I’m taking my best retail person going to New Jersey, it makes sense. HUBCO does a very good job on the commercial side, what they just need is a growth model on the retail side that we’ll put in place. Then you may say, “Well, okay. What do we do then?” Well, then what happens to the rest of the company?
Mark Wetmiller who’s in retail, Mark, just one more time so people can see who you are, who ran retail for us, works for Wendy in Vermont, New York will come down and he’ll run retail for our company. And it is a matter of progression, doesn’t create a problem for us at all.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
I kidded with some of you last night, I’m not so sure if New Jersey is ready for Wendy. Wendy has got more energy and more ability than most of the people that we work with at the bank. When I told Wendy to be the CEO in New Jersey, what I didn’t know is now I’m working for Wendy. She’s in my office every day with new ideas and approaches. How come I can’t do this quicker? How come we can we do it? How come we can’t do that.
So Wendy’s going to hit the ground running with the help of Ken Neilson and who will be retiring at the end of the year. And Ken is very supportive of wanting us to get involved and accelerate the growth with his help and all the things that is put in place in the next few months.
This isn’t going to be a process where we show up in January or February, and then figure out what we’re going to do. We’re already doing a lot behind the scenes with the support of all of the HUBCO people. So treat that very, very well.
So with that let me turn it over to Steve Boyle. What I want to do is, give you a sense of financially why we think this works. And now at the same time afterwards turn it over to Wendy on the execution pieces. I think you’d be impressed with what we put together a short time. And then we will take questions, the 3 of us, on the HUBCO deal. Steve.

Steve Boyle — TD Banknorth Inc. — CFO
Thanks, Bill. We are extremely excited about the Hudson United transaction. I think, you know for us the key is it, just have a good fit and that kind of prices that you pay today for acquisitions to be able to add value to — for the company that we’re buying. And we think that’s exactly what has got to do with Hudson United.
I think Bill has done a fantastic job about explaining the overview of the transaction, looking at the map. Obviously the map is compelling. What we want to do today really is spend a little bit more time on the financial aspects of the transaction that we didn’t get a chance to talk about on our initial conference call. Dig in a little bit more deep because that I know you all are interested in.
So obviously with the map we get great market. They are wealthier than our market. They’re faster growing. They obviously continue to diversify the company. That’s fantastic. I think everybody agrees to that.
Many more strategic options we’ve successfully broken out of New England. Now we can continue to consolidate New Jersey. We could move into the city. We could do an overall growth soon, to fill in the holes in the HUBCO franchise, just a host of options. Probably, the one that makes the most sense initially is just to accelerate the organic growth. They’ve got a great platform on which to grow. Now we just have to go out and get that growth.
So what I really want to spend most of my time on is the key assumptions in the model and give you, kind of our thought process behind that. And why we think that makes really good sense. We think it’s a terrific commercial franchise. I was surprised at seeing some of the write-ups that was talking about as a threat, it was not a commercial bank.
I think you will see when you look at the numbers, a very commercial particularly in comparison to a lot of the New York bank. We really like the way that we’re entering the market. We’ll talk — maybe I will talk now about — we’ll talk later about the market share and the fact that it is a very competitive market and out thought process on how to be successful in hyper-competitive market right to the Metro New York area.
Our cost base, we think are pretty straightforward. We’ve got great track record in getting the cost base. I think that’s pretty easy. The franchise investment plan, Wendy is really going to spend most of her time on that. But I think when you listen to her presentation you’ll see that we spend a lot of time thinking about this.
We’ve looked at the numbers. The numbers make sense and they should be more than sufficient to reenergize the franchise.
And then revenue enhancements. Obviously revenue enhancements are always tough. We don’t like to model revenue enhancements. It’s really when you look at the franchise investment and the revenue enhancements is actually net to a negative number. So we don’t think there is lot of aggressive assumptions in the model. But we think there is tremendous potential for revenue enhancement. And as you go through some of the numbers I think you’ll come away realizing that there is a tremendous potential for revenue enhancements as well.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
So this was actually in the appendix of the initial presentation that we did. And I think the numbers speak for themselves. They’ve got a very significant commercial loan portfolio. It’s a commercial bank, Ken Neilson used to be, the head of commercial at this bank received a lot of emphasis.
One of the things we really like is we’ve been — we’ve had a concentration in commercial real estate. They are more weighted on the C&I side. They are actually are going to bring down our commercial real estate concentration a little bit, just a terrific C&I base, virtually no residential loan.
One thing that is always tough is when we go in to the bank and you are paying a big premium for residential mortgages. There is really not a lot of value there. So, obviously there are no mortgages here. We’re not paying a lot for that. You’ll see in the next slide, we’re not paying a lot for CDs, we got a very nice niche in the credit card business.
So really like the loan composition and I think it makes a lot of sense for us.
On a deposit side, you could see they’re remarkably similar to us, 21% deposit. At this point in time, our DDA’s announcing the money market are almost the same. Very low amount of time deposits on both franchises. Clearly they have not paid up for the deposit, historically. They have done some aggressive campaigns in maybe the last 3 months. But before that, I’d say they were very conservative on their pricing. That’s probably hurt their growth. And the broker turned deposit, we’ll run those off as quickly as we can. That’s not something we really believe in.
This I think is a great slide. When we go and look at banks, what we really want to see is, is it good, either the ability to generate demand deposits or demand deposits there. And these system banks, mostly in the New York area, you can see that we have about 23% demand deposit as of this reporting period. Hudson United had about 21%. You can see that the Thrifts average on some of the banks like to be Thrift.
But Sovereign, Webster much less in terms of demand deposit is the percent of the total deposit base. HUBCO was really right there with all the other commercial banks. So we really feel like, like we’re getting a really solid deposit base when we buy this company.
One other thing that we thought the most about and a couple of comments came up on the conference call — do you realize how competitive this market is? It’s not Maine, it is not New Hampshire, and we really do realize that.
And we thought a lot about what’s the correct entry point? And you can see there are some banks out there where you could get 20% market share in 1 county in New York and 1 county in New Jersey or whatever.
We didn’t think that that was the right way to enter this franchise. We wanted to enter it with the platform where we didn’t have a dominant market share, that we didn’t have a lot of deposits that could be dis-intermediated. We wanted to be able to go in and have a very aggressive growth strategy.
So we want to have a very competitive product set in terms of pricing, in terms of features, in terms of marketing. And so we didn’t want to be in a position where if we did that we would be cannibalizing our own base.
So in Hudson United, you’ve got a tremendous platform, a huge number of branches. A lot of fixed costs already positioned. And then when you go in and you invest in those variable costs you ought to get a great return on that.
And so we’re sure that we’ll be able to get scale. And we’ll show you a slide that, what our track record is in Connecticut and Massachusetts. And that eventually this will be a tremendous franchise.
I think one of the key items that we wanted to make sure of in due diligence as you’ve seen the retail franchise does not grow as fast as others but what the issues is of location of the branches.
And Wendy, to her credit, I think she has got a big gash in her car from driving all over to New Jersey. She and her team went out and visited 95% of branches. And the thought coming back is that it is not the location. Maybe some other banks have a little bit better locations. But if you compare to our Connecticut franchise and our Massachusetts franchise, we think this is as good or better than those franchises.
Yes it needs a little — there is a little bit of the deferred maintenance. We’ll see it as when we go through the numbers. But that does not that significant investment when you’re looking to buying a bank for $1.9 billion. And this we think is really going to work out tremendously well for us.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
This just shows you when we entered Connecticut, when we entered Massachusetts, we really didn’t have any meaningful market share either. And overtime, we’ve been able to grow that. We’re going to continue to grow that. That’s something that we do well both through acquisitions and organically.
And if we’re up here in 5 years making a similar presentation, I’m pretty confident that you’ll see that our market share has grown significantly in the all new markets that we’re entering.
We talked a lot about the branch size, somebody was joking with me last night that an average branch size is 30 million, in Connecticut. That’s like 4 households in Fairfield County, so, got to be a little bit better than that. And we are convinced that we can do much better. You could see in virtually every market the Hudson United branch size is not what it should be and are much more little market. We have $51 million average branch size. And you can see that 60 plus in most of these markets. We don’t know that the exact number is. But there is no reason why we shouldn’t be able to grow their average branch size dramatically.
And anybody who has seen how branch runs there is a certain amount of fixed cost to running a branch. And so it really doesn’t make any sense to be running small branches. As we ramp up the branch size we’re going to get that much more efficient and that much more profitable.
Cost saves, I think, if you looked it on franchise, at our history and said what have we done well? Clearly we do conversions well. And clearly we get the cost saved that we say we’re going to get.
And if you look, there are 2 slides here. The first one is just recently announced peer transaction and you can see that the mean is 27, the median is 25. We’re looking for 25% here. We think that’s very doable.
The next slide is what we’ve done and not surprisingly the mean is 27, the median is 25. I mean, banking is not that — it’s not rocket science. Most of these banks have similar infrastructures. You do similar things to make them more efficient, you centralized some things.
And that’s exactly what we’re going to do here. And it’s interesting. We talked about this being more than extension deal being a bigger deal. If you look at some of those probably Banknorth is the best example of that. That was a primarily a market expansion deal for us. And it was the biggest deal that we ever did, significantly bigger on a percentage basis than this deal is. And we were able to get 30% cost save.
The 3 deals that we think are relatively similar in terms of the target sizes as a percent of the acquirer size. You can see that the average 25% cost saves. So we don’t, we don’t think that this is a stretch.
What are the things to get you comfortable with the cost save, we have an efficiency ratio of about 50.5% there of around 56% not surprising when you go through some of the branch size specifics have a very expensive infrastructure to keep up.
On a pro forma basis, I thought this is interesting. It kind of get it back to when you think through how to add value. You get 25% cost saves on a commercial bank like this for the 56% efficiency ratio. It’s much more powerful on a model than if you’re getting 25% cost saved on Thrift in New York City that has a 33% of efficiency ratio.
Anyway that’s kind of digressing. But you can see that even with 25% cost save our pro forma efficiency ratio only drops a point. So we think that this is really not a stretch by any means and that we should be able to do it very easily.
If you look at Hudson United expense base and obviously you all have previewed this information but 45% of the expenses are in support area. And that’s pretty similar. I did an analysis for our bank. Our bank’s about 39%. So similar cost structures.
Typically we would get around 15% savings in those back office areas that are going to get consolidated. To an extent that you’re successful in doing that you’re only going to get an additional 5% in the front line area. So we tried to keep the front line areas intact.
And we’ve got probably the opportunity for a few branches over in Connecticut that will help. And then typically there is couple of things where you can get efficiencies in the line areas. So we think 25% again is quite doable.
Even if you say, well gee, they don’t have quite as many people but the salaries and the occupancy in New Jersey are very significant relative to Maine. Most of back offices in more or less in Maine, and the salary structure there is nowhere near what it is in Mahwah, Upper Saddle River, wherever New Jersey.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
We also you know have tax incentives available to us in Maine that will help reduce that cost. So again, we think 25%, if you’re thinking about things to stay up night, this is not one that you should probably be worried about.
So revenue enhancements. Just some thoughts on revenue enhancement. In general, on the retail side which is where I think we think the most lift is possible in this franchise. We’re really talking about adding focus.
Obviously that’s going to happen with Wendy, make retail a real area of emphasis in the company. Stability, Wendy has some tremendous numbers. She is going to go over in terms of the turnover that they have had in the franchise but not necessarily the number of people, not necessarily what they are getting paid but the consistency, the stability, the focus.
And then obviously introducing some of our products, we’ll talk about that in a minute. Our marketing, our brand awareness, I think with the TD presence there, the TD — I can’t tell you how many TD Waterhouse commercials I see every weekend. And I mean I think TD name in the Metro New York area is going to be much easier to sell than a standalone Banknorth would have been.
But specifically, look at free checking; Hudson United doesn’t have a free checking product. Virtually I think every bank in the country has free checking now. It’s 81% of the new checking accounts that we sell and it is 79% of our base.
So obviously it’s not the — the whiz-bang that was 7 years ago. But it is big. So it’s hard to tell if you don’t have it. We think that’s going to be a tremendous benefit.
If you look at RP income on checking, we’re currently averaging 88 basis points to deposit. Hudson United is only averaging 60 basis points to deposit. But we expect to be able to close that gap a little bit. That’s a tremendous amount of income that drops right to the bottom line.
Our Home Equities obviously a very profitable product for, in virtually every bank in America. We’re going to emphasis that more than they have. Currently it’s about 9% of their outstanding as opposed to 17% of our outstanding. We think it’s a great gap, obviously that’s a lot of money.
Bill mentioned indirect auto, Tom Hogan runs a great franchise for us. It’s 9% of our outstanding, 0.4% of that outstanding. So that’s another area where we think we can, we can add a lot.
On the commercial side, it’s a lot easier. I think it’s the typical thing that we do in every acquisition that we buy. I think we’re actually working from a much more solid developed base at Hudson United, so this is just taking it to the next level.
One of the really nice things is we introduced the swap programmes for our commercial customers a couple of years ago. That’s been great for us customers; it’s been great for us. It’s great for asset liability management. It helps our fee income.
Currently, we’re earning about 37 basis points of our commercial loan portfolio in that they don’t have a similar product. So that’s a tremendous opportunity for us.
After that it is really more on the margin. Net average loan growth has been about 8%, Hudson spend about 10%. Bill has done a good job of pointing out way that we operate there. Pick up the vendor here, a vendor there, nothing dramatic. But it adds up and it help get that consistent growth year in, year out.
One of things that I’m always amazed that if you look at our commercial — organic commercial loan growth numbers, they are just tremendously consistent year in, year out and as Bill mentioned, with great asset quality.
The combined balance sheet and obviously combining with TD we have the ability to do much larger loan. We aren’t going to change our area of emphasis. We’re still going to be a middle market lender. But for those customers that we have that do want to borrow, want a bit more, obviously we have more capacity.
TD has helped us tremendously with our trade finance product set. Obviously, lot of customers that want international services in the Metro New York area, we think, that will be a real home run.
HUBCO has a really nice premium finance business called Flatiron. At a minimum why not sell that — why not use them to finance the premium that Banknorth insurance group will do that.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Other things to think about, we’ve emphasized that in growing, I think, more our insurance business, our wealth management, our investment planning that currently represents about 8% of our revenue as apposed to just 1% to Hudson United. Obviously a lot of potential there.
We’ve obviously got a lot of capital. We grow our capital very quickly with the extent that they are niche businesses, which we like very much. We don’t want to make dramatic changes to those businesses but to the extent that they have the needs that they can grow organically and they have the need for more capital. Obviously, we can make that happen, and we have a very diverse company. We are not worried about those businesses getting too big.
Just wanted to spend a second on buybacks because it is kind of a mixed message. We are very excited about buying back our shares. We got 8.5 million shares modeled into the Hudson United model.
TD has said publicly that they are committed to staying at their current level of 55.5% that will actually drop down with the deal. They are excited about buying our shares.
But the reality of the legal situation today and the tightening of the rules of the SEC and what not is that there are going to be significant blackout periods so close, that it’s probably unlikely that we are going to buyback shares before this transaction closes.
So I think from a practical standpoint, you should be thinking about us being aggressive as always have in buying back our shares. Thinking about — TD really wants to buy our shares as well. There is a lot of potential demand out there. But it’s probably post close of the Hudson United transaction.
So, if I have to wrap it up, I’d say we are extremely comfortable with the financial assumptions in the model. We think that this is a great deal. It is going to do great things for our company.
It’s really going to, I think transform us from a company that does a great job in terms of growing through acquisitions and being extremely profitable to one that grows organically very quickly as well.
We really think that if you were to break out in New England into New York this is exactly the right way to do it. We think our strategic options today are much, much more significant than they were a year ago. And then with TD they were much more significant than they were in the year before that.
So we feel like we got a lot of options open to us not only in the kinds of banks that we can buy, whether we want to be organic, De Novo, but also in a way that we can structure transactions.
In this case Hudson United wanted a significant portion of cash it would have been difficult for us to deal on our own. Now we have TD here to provide the cash portion of the deal. So we think in terms of where we are with strategic options, all our options are open to us.
And when as I said, when this is executed which — Wendy, I am sure it is going to be flawlessly and is going to talk to you about in a minute. We are really going to be a great distinctively, not only high performing but a strong growth company as well. So I turn over to Wendy.

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Thanks Steve, and good morning to everyone. I’d just give you a little bit of background on me. Some of you I know, some of you I don’t know as well. And I look forward to getting to know you better. I did join the company just a little less than a year after Bill had arrived.
And as a matter of fact it was Hal Thomson who was responsible for commercial at that time that hired me and I so distinctly remember the conversation in June of 1990, that at that time the company had $35 million of loan loss reserves and we were going to go forward in good shape.
So it was my responsibility at the first clearly discussion with the board in the early September about the loan losses to indicate that I was recommending that we charge off $60 million and go from there. So, it is relatively remarkable that my career lasted longer than 3 months and it’s been quite an adventure.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
In fact I am somewhat interested to note that Bill used to always have a certain piece is his comments that’s fallen away lately, and I will explain you why that is. He used to always say at some point there has to, when I joined the company, I was 6 foot 3 and had dark brown hair, and here I am. Well, I can tell you when I joined the company, I was just little bit over 5 feet tall and I had dark hair and here I am.
So one of us has gotten through this in a little better shape than the other, I’ll let you judge which one it is.
It has certainly been my great pleasure to being part of the first strategic plan initiative which was to survive, to be part of the second one which was to become the premier financial institution in Northern New England, to be part of the team, going after the third one which was to be the premier financial institution in New England and now to be a part of the fourth one, which is to become a premier financial institution in the Northeast. And certainly that Hudson United transaction served as a platform to be successful there.
I’d like to spend some time talking with you about the execution of this transaction and how we believe we will successfully move forward with it. First off, a successful conversion is imperative.
As you know we have a long history of successful conversion effort. I think it is also interesting to find out that some proportional magnitude sale. We have done 3 that were larger as a percentage of our deposit base that is Hudson United. So Hudson United is 33% of our current deposit base. So there’s nothing that we take for granted but we see other side is not daunting.
We’ve also under Joe Hanson’s leadership, been reviewing our readiness for a large acquisition since the end of last year and at that time we were defining that as a $20 billion acquisition.
We’ve gone through an extensive review of our governance and process around conversion. We’ve done that both internally as well as working with the consultants to identify what we feel are our strengths where we might have reason to insure that were strengthening those areas of weakness and being ready.
So that has been done both from a governance, from a process and from systems perspective. We do have a few things to work on, those are well underway. And at the timing of this conversion should not prove problematic at all.
With respect to our departments, we do have very seasoned and experienced staff lined up and already working on these conversion efforts. And we have also done conversions from Metavante. Hudson United is our outsourced Metavante client. And we’ve done those successfully in the past as well. So, you’ll see over the time that we have we’ll be in great shape to implement a successful conversion.
We then have a need of course, to be sure that we have a very strong human base. On, the retail side, the retail group has had a lot of turnover. And what we can see it is that turnover versus Banknorth and versus industry benchmark. And it has been double that industry benchmark, both from an exempt perspective and a non-exempt perspective.
So we do feel that we will have a challenge to ensure that we solidify and stabilize that retail team on a go-forward basis. The top 3 reasons given for leaving Hudson United in 2004 by those folks who did choose to leave, were the turnover of retail leadership in place, the fact that there is no compensation structure in place and that people felt they did not have career path in place.
We have compensation structures, as well as career paths well defined. And those will be in place as our acquisition of the company. And we certainly also anticipate very stable leadership on a go-forward basis. So we feel very confident that the key reasons for the turnover can be cured very rapidly.
We also need to ensure that we have adequate staffing in place to grow and there has been some discussion about whether perhaps there might be some staff in place today at the company.
Deposits for retail employee, taking a look at that perspective, a retail employee at TD Banknorth, per deposit is actually handling a greater piece of that deposit base. So we don’t think that there is a increasing client need to add a great deal of staff for the base in place today. And we will certainly be ensuring that the staffing makes sense as the business grows.
We are spending time to look at additional incentives, to look at potential base pay adjustments as the compensation structure is introduced as well as looking at additional sales staff to grow the business. And our current customers are in the range of 5 to $8 million to tackle these employee and investments as we are going forward.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Another key to our success will be developing strong brands and name awareness in these markets. We have had a successful track record in this area in Massachusetts and Connecticut. These are our survey results from 2003 and 2004. You see Massachusetts’ name recognition has grown 45% over that period while Connecticut has more than doubled. And we are planning to take some of the same steps in our new markets that we have successfully taken in Massachusetts and Connecticut.
At this year we were looking very hard at the marketing budget. TD Banknorth today fund about 13.3 basis points against our deposit base on marketing, and you can see where our many competitors are in average of 11.9 basis point, Hudson United at 10.9 basis points.
So we feel that we have got some possible scenarios here. If we move to 13.3 basis point on the Hudson United deposit basis that would be $8.3 million. If we said while we want a $50 million deposit average per branch and move that $10.2 billion base that will be a $13.5 million spent.
So incremental over 2004 can be anywhere from a 1.5 million to 6.5. And you are looking at 3 year average of Hudson United marketing span is the incremental increase would be 3 to 5 — I am sorry — 3 to $8 million. So those are ranges that we are starting to work with.
Next, as Steve mentioned, we certainly plan to build on the commercial strength that is already in place at Hudson United. Tom Shara, the gentleman who has led the commercial business, he and his team have been very stable are doing great things in that market today. And John perhaps, John Fridlington perhaps would like to make a couple comments about the commercial team.

John Fridlington — TD Banknorth Inc. — EVP and Chief Lending Officer
I’ll be happy to. I went down, actually on Wednesday and met with all the commercial lenders throughout their franchise. And discussed with them how Banknorth operates and vis-à-vis how Hudson United has operated and there are a lot of very close consistencies as to methodology, sort of philosophy of lending and so forth.
So we feel there will be a very good fit between the 2 organizations. As Wendy mentioned they have a stable staff and lenders that are very qualified. They are in line with the business that we are in. We are in some lines of business, frankly that they have not been in that we will bring into the marketplace and expand. So we feel the opportunity is really one of being very sound. And I think we are going to be able to ratchet up the growth rate quite nicely over the time.

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
As you know, but I will just reiterate, TD Banknorth has a proven track record for a very consistent successful commercial performance. Double digit, with or without acquisition impact. And also as Bill had mentioned we have had great recruiting success hiring 26 experienced lenders to augment the staff over the last 3 years.
As well as hiring many others to replace folks as they have chosen to leave or retire services, the main area of strength.
In addition, we certainly do plan to build on the specialty businesses that are in place at Hudson United. As Steve mentioned, the private label credit card under Tom Nelson’s strong management and leadership is growing quite strongly and we feel has great potential, they do have double digit fee income growth over the last few years as well as a 23% outstanding growth in 2004.
Flatiron reinsurance premium business under Bob Pinkerton’s leadership has also had strong results, a 19% increase during the first half of 2005 to the first half 2004 in the areas of interest and fee income. And certainly is great synergy opportunity with our commercial insurance business on a go-forward basis.
On the retail side we will be working quite hard to expand and enhance the retail sales cluster in place. That takes on a whole host of endeavors, certainly increasing sales training will be one piece of that. If I look at Hudson United’s training spends in the year 2004 and divide that by the number of retail employees, that would save $1,100 per employee worth spent, and TD Banknorth, equivalent number would be 1350. That builds a gap of $300,000, to closed at. So its not millions of dollars but rather amounts that are very doable. We’ll be working to establish consistent and steady sales growth, establishing supporting incentive plans, reward investigation programmes, much (inaudible) is made, Bill and I have already talked about ensuring that there’s a red corvette in southern part of the franchise with the New Year. So we will be working to implement our successful approaches in that franchise.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
We’ll be working to strengthen the sales management processes and the coaching skills of our team in place, and finally, ensuring that we have John tracking and reporting systems and monitoring on a go forward basis.
Looking at our track record of bringing in new pieces of the franchise, and getting them productively moving forward, on the retail side I just put forward the last 2 quarters of 2004, compared to 2003 in Connecticut. So this shows the period that was about 4 months after the conversion of the American savings franchise. And you can see 53% DDA deposit growth deferential; 50%, small business deferential; very positive movements forward in the consumer rending and account opening pieces as well. So we will be looking to duplicate these types of results in Hudson United franchise.
Customer service is of course at the heart of any of this success, and we do anticipate underscoring that strong service on go forward basis. We did a customer service survey in April of 2005 throughout our franchise, as well as talking to non-customers, about their experiences with their institutions, and I’m certainly very pleased to let you know that we outperformed the competition, as a whole with respect to their experiences at every single touch point. And in addition, in the area of problem resolutions, we outperformed our competitors across all of the different pieces to that problem resolution process. And we certainly feel that we can ensure that this type of service is in place throughout our network on a go forward basis.
And then finally ensuring strong regulatory compliance — we have a successful track record here under Ed Schreiber’s leadership. I know most all of you know Ed — Ed has 19 years of experience with the OCC as a Regulator, and brought that to us several years ago. I’m also pleased to tell you that he only drives us crazy about 50% of the time, so we’re happy about that. But he and his group are ensuring that a strong plan is in place on a go forward basis.
And in addition Hudson United had done an extensive amount of work in this area over the last year or so. They have brought on Irving Knack as their head of BSA and AML compliance. They have taken many, many steps to ensure that they have strong programmes in place. And the Banknorth team will be doing testing and oversight of those efforts on a go forward basis. Ed, do you want to make any further comments here?

Edward Schreiber — TD Banknorth Inc. — Chief Risk Officer
Yes, maybe probably just a couple, the big issue for Hudson United here, was they had bought a failed institution from the FDIC. And with that there was a branch in New York, on Broad Street, which did a lot of transactions overseas. They have shut down a bit ago that whole branch operation that did that. With that, we’ve looked after the due diligence process, that whole oversight for them and Wendy is correct that Irving Knack has brought been brought it. And he has a great background. And we feel that they are doing a very good job of addressing that issue surrounding the FA and any money laundering.
Even, with that being said, as you can see up there, we’re going to do our own testing to make sure that none of that’s left before we take them on.

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
So just summarizing our early thoughts on the likely incremental investments needed to ensure success. Marketing and promotions, we’re figuring in a range anywhere from 4 to 8 million — basically adjustment incentives, and staff adds anywhere from 5 to 8, and bricks and mortar improvement 1 to 3 million. This is not the capital spend; this is the depreciation in expense.
So we’re looking at a range of 10 to 19 million at this point, with 15 million as put forward in a bit in the business case, certainly right smack in the middle of that. So we see all that, those estimates, in a business case will prove very, very doable.
To summarize then, Hudson United certainly represents a significant market expansion opportunity for us. We believe that Hudson United brings us a good solid team, and we can add additional ((inaudible) — audio disturbance) resources to that mix to fully take advantage of these market opportunities going forward. We feel that the Hudson United transaction is in fact a low risk transaction and a very, very sound investment for our company going forward.
So with that I will open it up to questions. Bill, Steve and myself or anyone else in the room that you might have Hudson United oriented questions for.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Before you take the questions, can I just add that Joe Hanson, can you make the comment on converting to Metavante’s since you’re going to handle that operational piece?

Joe Hanson — TD Banknorth Inc. — Executive Vice President for Banking Operations
Sure, Bill. We have converted several banks from Metavante, most recent Andover in 2002. There were no problems with that conversion. We figured this to be pretty straightforward as well. From my standpoint I think the risks associated with acquiring Hudson from a conversion standpoint are very manageable. The areas that I worry about, and Bill says that I am kind of the EUR guy, I’m the guy that worries all the time, is it has 200 branches, and that’s a significant number of branches for us to convert.
It’s a long lifer loan. But I think putting money there will certainly enable us to have that kind of communications we need. And I think that the fact that it’s a commercial bank, makes it more complex in converting it thrift. It’s clearly more difficult to convert a cash management customer than a single service CD customer. We’ve done it before, we’ll do it again, and I feel very confident we’ll be able to take this transaction to fruition.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Thanks Joe. Last comment to — can I ask John Patrick (ph) — John, how are you feeling about getting 42 branches in Fairfield County?

John Patrick — TD Banknorth Inc. — President of TD Banknorth, Connecticut
We feel terrific about that, Bill. We think that — when we saw the results from the, on the slides there, the growth in Connecticut over the last couple of years, you may note that also in the package, you see a deposit decline in Connecticut. What we really did — that was the American savings transaction, is reposition liability side of the balance sheet which will make a small profitable mistake. We now take a look at the opportunity that we have in adding these branches in Connecticut along with a strong commercial lending team that we have.
We’re already doing business on the lending side in Fairfield County. Some of the challenges have been wondering if you can have a branch, so we have been creative, and we have some couriers doing some deposits — things like that, right now. But with this we think that we can really leverage our lending capabilities with the added lending teams as well as some of our core competencies that we’ve really experienced in the city of Connecticut over the last year. One of those has been the government banking piece.
We do — right now, some banking for many other towns and cities down at Fairfield County and we just think that with the branch network now, we’ll be able to have tremendous success in expanding that. So it really hits on all buttons that we are looking at in Connecticut for expanding the franchise, moving the company forward and increasing revenue in Connecticut.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
And now one last comment to Hartford, which is very helpful in this transaction. We’ve never discussed Hartford with you but we needed a presence in Hartford and we’re looking at opening some branches. But does this help you in Hartford too?

John Patrick — TD Banknorth Inc. — President of TD Banknorth, Connecticut
Yes it does, it helps us in Hartford, Jerry Chard (ph), he mentioned he’s opening an account next week with us so we’ll be able...

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
... He’ll be with us now, right?

John Patrick — TD Banknorth Inc. — President of TD Banknorth, Connecticut

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
No, he’s not willing to leave — he said once he got the branch in Hartford, so I’ll be there. Interestingly enough, about that branch in Hartford, I opened that branch in the early 1980s when I was in another bank so I’m very familiar with that branch and the marketplace there, but we think we again, can leverage our capabilities there. We do some business there with some fairly large reinsurance companies in the city. And I think that we have tremendous relationships with centers of influence in Hartford, and again getting the branch there is going to give us the capabilities to really ramp up our accounts in that marketplace.
QUESTION AND ANSWER

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Thank you, John. Any questions off Wendy or Steve or myself? Okay.

Unidentified Audience Member
Given the price of the acquisition, aren’t you going to utilize ((inaudible) — off-microphone).

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Yes, we’re still reviewing that but as we stand here today, we intend to do one conversion, big bank (inaudible) done.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Other questions off the other staff, Tom?

Unidentified Audience Member
The branch you have in Manhattan, do you plan on expanding that footprint or you’re simply just going to leave it for now?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
We certainly have longer term plans to expand, and we have several different potential opportunities whether it be acquisition, whether it be possibilities with the TD Ameritrade on a go forward basis, or whether we take a De Novo strategy, but we’ll be expanding.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I met with Joe Moglia last week and talked about — if you remember we talked about this (inaudible)and maybe taking the TD Waterhouse branches and combining them, that was going to be hard to do in New York. We’re just testing one now in Massachusetts that’s just opened. So that is moving forward. But now with Ameritrade and with Waterhouse getting together, it’s a great thing for us. Though I don’t think — well I think we’ll look at putting TD Ameritrade branches together with the bank, maybe some branch additional acquisition in Manhattan. But I don’t think you’ll see a big thing in Manhattan in terms of any branches in the near future. At least I haven’t seen that on file today. Other questions? Yes, sir.

Unidentified Audience Member
Wendy, how far along are you in assembling your team to run the business over there and have you thought about taking any talent from TD?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Yes, we’re certainly at the early stages, determining what and how that team will be structured on a go forward basis, and everybody in this room is very, very supportive of enabling whatever we need, to be down south as necessary. Meanwhile there are a whole host of very capable people already there. And so it will most certainly be a combination of both, as we exactly figure out what is going to drive its success.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I think Chris, it’s early in the process, but I think, Hudson United people that we met with, very pleased with so far. I think the Ameritrade-Waterhouse situation may allow some TD people to be available to us, we’ll certainly look at that, and Wendy has carte blanche to bring down from our shop whatever people she needs to help from the company at a later date. But, we’re months away from really from giving any specifics on that — its going to take a while to get through it.

Unidentified Audience Member
Wendy, you guys have visited you said 95% of the branches give or take, and I think there’s some feeling out there that a lot of the branches of Hudson United are chronically underperforming. Are there any plans to shut down any of those branches, or are you going to make them — make a run with all of them?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Yes, we do not have plans to close any facilities on day one.

Unidentified Audience Member
On day one, okay.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Brian, you have a question?

Brian Analyst
Steve, maybe if you could go a little bit more into some of the specifics here you were saying as far as the limitations in the buyback — what exactly that stems from, kind of run over that one page a little bit quickly?

Steve Boyle — TD Banknorth Inc. — CFO
Okay, well I hope I have my lawyers in the room so I can get this right, but — and (inaudible) probably explain it a little bit better than me. My understanding is that during the offering period under rules I think 18, that we cant be in the market buying our shares and that will — they essentially taken away — most banks operate under the safe harbor rules, so there’s a certain amount of your trading volume that you can buy your shares back and you’ll be deemed to have exercised the right amount of caution or whatever — not, it’s considered by the SEC that you’re not moving the market. It essentially adjust to that to take that safe harbor away, and so most banks I think are going to be extremely conservative in buying back shares, when those safe harbor is available to them. And we’ve got teams of lawyers working on this, but my sense is that the conservative will probably prevail and will lead after the deal closes, then we’ll be free to buy back as much as we like.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, we’ve got these signals from different people, you may be able to buy it on the third Tuesday of fourth month after the offering period and with all those risks out there I think we’re just going to say why, why take a chance. And it turns out maybe it should have been the second

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
Tuesday and not the third Thursday and well, that’s at the crux of the confusion of what you can and can’t do. With stringent rules that are put in place now, I think we’ll lay low because we don’t want to be involved in anything that — somebody could come at us we did the wrong way.
So my sense is, maybe there’s a period that does show up in the next several months but boy, it’s going to have to be very clear by tons of lawyers and things like that — so I suspect we’ll wait till after this bank closes, and that’s probably as we said January, February first quarter next year.

Unidentified Company Representative
Peter did you wanted to add something?

Peter Verill — TD Banknorth Inc. — COO
Thank you, Bill. Just additional clarification on that. The regulatory and which prohibits us buying back shares during the offerance period, and also during the period when there’s some re-pricing that goes on, is an exact prohibition. So we cannot be in the market at that point of time.
And Steve indicated, the 10-b 18, becomes a little cloudy. It doesn’t prohibit you from repurchasing shares, but doesn’t give you any protection from the SEC coming in afterwards and saying, “You did this wrong.” And one of the cases that we’ve looked at very closely was Wachovia and you may have been familiar with that. And if not, you may want to look at that, but Wachovia was fined several millions of dollars, I think it was 25 to $30 million, because in hindsight the SEC believed that they were not following 10-b 18 correctly. So it’s just one of those things that the reward is not worth the risk during that period of time, so.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Mark (ph).

Mark Analyst
Thank you. First, Wendy, I wondered if you could give us a sense whether you looked at pay scales of the frontline people of the Hudson United versus some of their competitors, as opposed to Banknorth?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
We have looked at national surveys as well as regional surveys as well as their exact structures. So those are the types of pieces of information that have gone into the estimates of possible means to spend.

Mark Analyst
And their salaries, they are pretty close to their peer group in Metro New York state?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Their — as I indicated we expect to spend some additional dollars on the salary side.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I think Mark, if you get into a little bit, on the commercial side, we think John is very competitive so we don’t have any issues on the commercial side. On the retail side, Wendy’s going to have to look at that, there may be some adjustments there. I think more than that it’s just having specific pay grades and promotional opportunities advertised to the people so people know where they are going.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
With that high turnover, obviously somebody came to the bank and was hoping to be happy and wasn’t happy — not so much for the salary, but just the normal progression in process. But I can imagine we will have some adjustments on the retail side, but not all, to be honest, I don’t see it as a big number at this point.

Mark Analyst
And the second question I had for you is a little bit broader. Over the last 20 years, the total number of banks I thin in the country has been cut in half to about 9,000, total number of branches is doubled to about 70,000 and it’s been particularly robust over the last couple of years. I guess I’m wondering — we’ve been in kind of an unusual time for deposit growth in the industry.
Are you concerned that it will go — sort of revert back to the (inaudible) that’s plagued the industry for 20 years, and a lot of the new branches that have been built or acquired may not be as valuable as we all thought when they were acquired?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, I am very nervous about that, and I’ve been pretty public about the fact that those bankers who think we have been having this great deposit growth because we are doing a terrific job, it really isn’t the case. It’s then to some degree, the market being inflated — that’s the money in the stock market. Well, the stock market’s coming back now, its having good days. And we do see deposits moving back into the market and lowering that.
The key though is, if you’re building a brand new branch, you’re in a secondary location, those will be the first ones to be down. If you’re buying a bank with an established process, and they’ve had branches for 10/20/30 years, those branches are probably good branches. So the more recent acquisitions of branches by De Novo I think are the ones that are really risk. I don’t think buying a bank that’s been in place for a 100 years, those branches aren’t at risk. People go there for reasons that make a lot of sense.
But new branches if you look at most new branches, they’re not primary locations, they are secondary locations. And I think they are the ones that probably could suffer the most.
So, show me when the branch was built, and I’ll show you probably where the pressure will be. You build recent branches on the second story of a building in New York city, that’s for sure those are the ones that are going to be very successful going forward.
So, yes, I’m worried about it, but not with Hudson United. That’s why, our strategy is kind of buy banks with established branches and try to buy banks that maybe have had great success, but under us could be even more successful. That’s what we think Hudson United is that even though the deposits will come down — for the average they will come down to 45 million. With Hudson United at 30, we’re still in a very positive mode of having them go up, I would think.
Also with deposit accounts that are at risk, if you notice those slides, Hudson United, unlike us have a lot of demand deposits. Those aren’t the accounts at risk. It’s the money market in CD accounts that’ll probably be the ones that will fall. So my issue is, with the savings bank industry having a lot of money market in CD accounts, if you and I are right on this trend that will occur, those are the accounts that are going to go. You and I are perfect examples for that, I know I am. I have a CD in our bank and I have it because I have been afraid to invest in the stock market because I hardly know what to buy.
When I feel comfortable and that CD comes due, I’ll probably invest it in the stock market. I’m not going to change my balances and my checking account because that’s where my payment goes every month.
So this is a franchise that reflects the kind of process that makes sense for us where, they probably shouldn’t lose all the deposits over the next couple of years. Time will tell.
Check your call.

Unidentified Audience Member
I draw Frank first. Okay.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Unidentified Audience Member
Only Bill suggests that that Hudson United acquisition will likely slow down your additional acquisitions because you have to get this one right. Could you give us an estimated timeframe as to how long do you think it will take, to bring the Hudson United’s branches on par to that of Banknorth, and maybe prioritize what you see as the greater challenges? Is it personnel, is it the incentive programme, is it the sales culture, what may have to change to bring them on parity with Banknorth branches?

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
With respect to timing, we certainly anticipate joint forward motion by the second full year of our ownership, so 2007. With respect to what I at least predict the top of the challenge was, I really put enhancing the sales culture there. And unfortunately that includes most of the other things that you mentioned. You know, the whole package, sales goals, sales incentives, marketing and support, tracking and monitoring, sales coaching et cetera. And sales expertise on frontline accounts. So that package, that’s where the bulk of the energy will be going.

Unidentified Audience Member
Thanks. It sounds like, with respect to the Hudson United Broad Street branch that’s being remedied, and you are on top of it. So I was wondering do you have a view into the timing of getting the (inaudible) of this order listed. And also one of the items in the merger agreement is, like you have a walk away if a fine of $2 million arises. Related to that, it doesn’t really seem like a materially adverse kind of number, so if I can just get some color around that.

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Yes, with respect to timing, we would never presume to speak with the regulators, so they’ll work on their own schedule. Ed, I don’t know if you want to talk any further to that.

Edward Schreiber — TD Banknorth Inc. — Chief Risk Officer
Being an ex-regulator, wouldn’t touch that one with a 10 foot pole, and I wasn’t going to do that. So I think it’s part of the application process. We have already had discussions with the regulators and we’ll continue to do that. Our track record I think speaks for itself. So we’ll get it addressed. The FDIC put the (inaudible) on it the only thing we’ll say is, we’ll convert that probably to a national charter, so then it’s the LTC who’s our primary regulator, that’ll be looking at that.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I’ll add a little color, but not much because I know people will tell me (inaudible) but the point is we thought this was a serious development that could not be solved in a reasonable standpoint, we wouldn’t buy the bank. Okay, so if this was serious, then we don’t think this could be solved in a reasonable period of time, we would not buy the bank, we couldn’t live under that order, because as you know, if you have these orders, that means you can’t do anything else from an acquisition standpoint.
But what’s reasonable, I don’t know, and I don’t want to tie the regulators down to get the (inaudible) out of this. But you know, you just said that the sense that Hudson United hired some good people, they are working through that process, and in a normal period of time, hopefully this will get listed but yes, that’s probably as close as we can get without speaking for the regulators.

Steve Boyle — TD Banknorth Inc. — CFO
Yes, to follow up on Bill’s comments I mean to reiterate, they’ve hired a very strong staff that they’ve hired in that banks secrecy acrimony money laundering area. So there’s a person that we talked about, Irving Knack, the person that oversees that, he came out of the state of New York with a specialty in DSA and AML for any money laundering that they hired. So they brought in the right person, he’s got that staff. They have a lot of folks in that area, so they have done a good job of addressing it. To Bill’s comments — we paid attention to it as have they.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Unidentified Audience Member
They said in the clause in the merger agreement then that does sort of cover your back?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, See I think it’s a normal clause.

Unidentified Company Representative
It’s a little number.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, it’s a little number, it’s a normal clause to put in there, we wanted to make sure that people knew that — and we wanted Hudson United to know that it was important to us to make sure that they move forward in a positive way. But it certainly — if we thought they were real issues, that number would have been a lot bigger. And if we thought if it was serious issue we wouldn’t even have gotten that far in the transaction.

Unidentified Audience Member
I was wondering about — you talked a little bit on the conference call — I believe that Steve mentioned something on revenue enhancements. In the out years of the transaction, you expect more of those, as this becomes more accretive I think in the first 12 months after the deal closes.
I was wondering if specifically, you could mention some of the things that might be driving that. I understand that you’re going to make these investments and hopefully increase the franchise. But is there anything else that you can talk about there?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, no doubt about it. I think that the franchise from 30 million to 50 million or some number of over there, that’s an obvious one — (inaudible) you’ve got a couple we’ve talked about on the commercial side that are pretty obvious too. If you would just reiterate them.

Unidentified Company Representative
Yes, I do Bill. In particular we have a very strong asset base lending group, that would love to get down into that market. We historically have passed on opportunities in that market because it was not in our footprint. Hudson United has recently started up an asset based lending group so we’ll be clearly adding staff to their existing staff and do that as a good growth opportunity on the consumer side under Tom Hogan’s leadership in particular indirect lending, small plan lending will be lines of business that we’ll be looking to expand in that marketplace.
And then lastly on the average size of credits, right now, Hudson United’s average size is about 650,000 per customer relationship, our is about 850,000 with a lot of range above that for a larger credit. And what we clearly intend to do is leverage the relationships that they have or they have been capped by their house when they were our house when they retire, consolidated credits, or the opportunity to lend more into those and then much as we’ve done in conjunction with TD on credits in our house where we had our staff , but quality of credit will allow it to go higher. We have teamed up with TD and put together some structures where they come in, participate with us and we take the relationship up to a higher level.
So we’ll be doing all those things in the Hudson United franchise. Tom Shara and his team of very solid will roll out the same kind of game plan we’ve had here which is for us proactively and strategically go out into the market, look for other good solid lenders that can incrementally add to the loan growth rate, hopefully attract those people, bring them in, and kind of accelerate the loan growth rate while continuing to utilize and work with the (inaudible) lending staff which has done a very good job.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I think the hidden agenda is that I think it will show up in a couple of years, I can’t give you any numbers today. It’s just like 40 years in banking tells me about the automobile financing piece is going to be huge for us. We have been markets in New England that are nice markets but limited in size and scope. Now we’re getting into a market that we feel we have the people in place to just move right in there and do very, very well, so I think I’ll be surprised in the next year or two, if we don’t see a really nice growth on a monthly basis of automobile finance piece.
We’re doing John a $100 million a month now — probably about a $100 million a month, so I can’t imagine we won’t ratchet that number up fairly substantially and fairly quickly, quickly meaning the next 2 to 3 years. I think that’s a big potential for us.

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
And in addition home equity piece is also a very, very large opportunity.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I think the key of this transaction is — if we were telling you we were going to do things different than we haven’t done, you should not believe us. If we are going to do things that we’ve never done before and we’re going down there (inaudible) you really have to wonder what we’re doing. But what we’re really doing is just extending the geography and doing the same things that we do well. Now we do these things well year in and year out, if you’ve seen the numbers, now we just have this bigger, more diverse geography to do it in, and then so then the issue is, they’re just so competitive, you won’t do well in it.
That’s the issue we don’t really worry about because we have a good model that we’ve taken 15 years to really put together. So we are feeling very comfortable that we’re not having to do different things to be successful which would be a risk. We swing it from the right side of the plate, and if we were telling you we’ll have to swing it from the left side of the plate, to be successful, you shouldn’t believe us, we’re still swinging from the right side of the plate and we don’t hit a lot of home runs, but we hit a lot of singles and doubles and we score a lot of runs.
That’s what we do. We can’t tell you one famous thing we’re doing to do, that’s going to make the company great, what we’re telling you is all those singles and doubles that we’ll do this, we’ll do that — at the end of the month approximately add up to a pretty decent number. Brian.

Brian Analyst
Thank you. Not to jump too far ahead of you, but once you’re done with Hudson United, and show success there, and a couple of years forward with TD’s backing, what kind of appetite would you have for an even larger transaction — even two-thirds your size or even as big as yours or even bigger than yours?

Unidentified Company Representative
Oh sure, I think we have done a good job in New England. Now that coming to the Metropolitan New York area, we want to do a good job there. We’ll focus on that. I think that may — I never say never, you never know but that may slow us down a little bit in our growth model because I think you have to have a solid foundation to grow it.
But if that works, Hudson United — which I know it will, in the next couple of years, we’ll have the opportunity to do banks our size. Pretty obvious that we have a parent, who has the ability to do it and if we can present the right combinations to them, I can’t imagine they won’t want to move forward. That wont be the thrust of what I do, I’m going to still continue to concentrate on the smaller banks and do the steps that makes sense for us.
But I think, as Steve has said, in his slide, we have total flexibility now. We’ve never had that before, being part of TD. And there are banks that don’t have very much flexibility and they’re going to have to find a partner.
So yes they — that could be the case. I’m just answering a question though. I don’t want you think I’ve got pie in the sky, trying to a $100 billion bank.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
I really don’t care about that. I care about doing Hudson United, getting that done. We’ll be in the cave for several months, working hard at that. We’ll come out of that next year. And then we’ll look at what we want to do.
I still think the best fit for us is smaller banks like Hudson United, maybe a little bit smaller, maybe a little bit bigger, where we feel comfortable that there are things we can do to make them a little bit better.
That’s probably our fit. And maybe the next CEO, several years down the road when I’m retired and Ed Cox retired that can worry about those bigger banks. Not anything I really think about. I got to concentrate on the smaller ones.
Yes, in the back.

Unidentified Audience Member
Do you see yourself building a bridge between here and Toronto with future acquisitions or is it south.

Unidentified Company Representative
No, I think it is south but I think that building the bridge was here and Canada, we started bridge we want to build. They are in market that are very substantial in terms of growth. We’ve looked at Upstate New York and going West. And we talked to a number of the banks up there but we just don’t see the growth model there that makes a lot of sense.
So no. I don’t think we’re building a bridge to Toronto at all. I think if you look at the geographies we like to be in — we’re going to go south. But to me we are as far as south, I want to go.
I don’t think — I think I’ll be very busy in the next few years just trying to complete the Northeast. I see no interest in going farther south. And that a very good bank and a good competitor Citizen has made a commitment in their city in the Midwest now. We don’t have any interest in doing that.
Now I never say never. Things happen and something showed up, we’ll always look. But our commitment is really the North East. I still think there’s things to be done in Massachusetts, in Connecticut and certainly a lot of potential in the Metropolitan New York area. And I think that’s what we’ll concentrate over a couple of years.

Unidentified Audience Member
Bill, besides the international finance are there competencies or products that Hudson United brings to you folks that you haven’t had in the past?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, there are. Those specialty businesses that they have, they’ve done a very good job in that credit card business that they have with some malls. And we’d like to grow that. Tom Nelson runs it doing everything to make sure he stays. And that’s the business that we that we could grow. Hudson United is numbers are fixed in that business in the country. But we see some potential there. Flatiron which is the premium finance company we like that business too. And we think that has great potential also.
So those are 2 businesses right off that they have better expertise than we have. We think we’ve got commitments from their people to stay and continue to run it. And as Steve has said we can add capital to it which they need it to grow it. So, I think you’ll see some growth there.
Are they core businesses of the company? No. They are not core businesses. But they are great additions that should help us to again hit a couple of singles and make a little more money and be successful.
The other one that we really don’t know yet. Joe and I’ve been talking this business in that Metropolitan New York area. I think Joe is very optimistic that there will be some great opportunities there to — what is new to us there that we have to get our hands it. But the 2 existing ones, they are really alike and I think they are very good business. Did I leave anything out those are the ones that you had talked about.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Wendy Suehrstedt — TD Banknorth Inc. — Chief Retail Banking Officer
Yes, those, both of them I think under our assessment cash management team is stronger than ours. Not that they offer things that we don’t offer. But they bring in strength there as well.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Anything else? Any other questions before we get into the presentation? Great. Thank you, thank you. Oh I’m sorry, Jeff, there is somebody else there?

Unidentified Company Representative
No.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes. We’ve got presentations now in a company. Let’s take 5 minutes. OK. And get in a stretch and we will start out with John Fridlington on our commercial lending. Thank you.
(Break)
PRESENTATION

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Let’s get back together if we could. And what we want to do is, I kind of, its one of those things you’re working against time but I have asked a couple of the key areas to make presentation. They are fairly short so, we’ll get through them fairly quickly. There will be questions and answers during it too.
But we want you to know that we’re continuing to run the core franchise. This is nothing to do with Hudson United. This is just TD Banknorth running itself correctly. And with that let me ask John Fridlington to start off on the commercial lending side. John.

John Fridlington — TD Banknorth Inc. — EVP and Chief Lending Officer
Thank you Bill. What makes it work that Banknorth is the consistency of how we operate in the marketplace. We’ve had for long period of time very low turnover in the commercial lending areas of this company.
Our lenders have been in their customer relationships in many cases, 10/15/20 years the senior management crew at the company on the senior lender side. And right below them on regional lender and team lenders has been in place in most cases 10/15 years.
Most of those people have 20/25 years experience. They’ve been through a couple of economic cycles. They know what works and what doesn’t work. And the consistency of the delivery is really what makes it work.
On the consumer side, same thing, Tom Hogan and his team has certainly had 10+ percentage growth in the both the indirect and home equity side year after year. Asset quality in all of the portfolios has really been outstanding.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
And that’s really what makes it work. And time gets into HUBCO, Tom Shara and his team, very similar in many aspects. Low turnover on the commercial lending side, a lot of senior people that have been in that marketplace for a long period of time, many of them coming out of other major players in those markets, they know the market. They know who’s good. They know who’s bad. And that’s key in our world.
Average size loan relationship at Banknorth 850,000 out of almost 18,000 customers, the geographic dispersion and the industry dispersion is very broad. We don’t have huge concentrations in any one particular market or in any one particular industry.
Having said that, Massachusetts and Connecticut over the last couple of years has grown to be a significant portion of our franchise. Between the 2 of them they represent 56% of outstanding.
I’ll say however that is more mature markets is Maine this year and Vermont, New York and New Hampshire and some of other areas have had very steady growth — very steady increases in market share.
Maine on the lending side as for instance probably close to 30% market share. And yet they get a good 10% growth and having 10% growth this year.
So while we were obviously looking to expand and the opportunity to expand particularly in Massachusetts and Connecticut now, New Jersey, Pennsylvania et cetera are very substantial given the demographic of those markets. Don’t ignore the existing markets we have because of the very solid base whereas both in the asset levels, asset quality, fee income et cetera.
Our asset base lending group, as I mentioned earlier, we started up now probably 6 years ago or so. The outstandings in that portfolio are up above 150 million. The commitments were running at about 1.3 billion.
The budget for those folks this year is 20% growth. We’ll tell you they are add a budget on both outstandings and fee income.
As I mentioned during the earlier comments, this is an area that historically we have had opportunities through referrals and people contacting us to do business in their Mid-Atlantic space. We declined those opportunities because that was not our footprint at the time.
In conjunction with the Hudson United folks and our probably adding some additional folks in that market we expect to see the same types of growth rate on ABL that we’ve experienced in our markets here.
The portfolio at this point at Banknorth group is 10 billion of outstandings, about 15 billion of commitment.
Twenty largest relationships run from 54 million down to about 24 million couple of years ago those numbers were probably 20 million down to about 10. As we’ve grown, we’ve increased our house limit. A house limit are still very conservative. Legal lending limit of Banknorth is probably $250 million. Our largest relationship is about — as you can see here 54 million, and when we go above our house limit categories for various risk ratings, if we do that we do that very seldomly.
It’s because we have some relationships where different pieces of our business are not interest dependent.
We have one relationship where we have a customer who — part of their business is real estate, part of their business is wholesale, retail, fuel oil. The 2 are not interrelated at all.
Very solid company from that type of the case, we will run the house limit up a little bit because it is a great borrowing opportunity on their side, lending opportunity on our side.
As mentioned earlier, we’re now working closely with TD on a number of transactions were we hit our hold limits, but yet, the quality or credit was such that we felt and they felt comfortable running that exposure up by another 15/20/25 million.
So we go through the TD process. Have them take a look at the credit. They underwrite it independently and then we move forward.
Our non performers continue to be very solid. As far as our performance, the top 15 are non-performers ranged in the size of about 1.4 million down to $700,000.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
So as we look at our portfolio and the kinds of the credits we have in our portfolio, the ones that are having some hiccups, while 4 million is not a number, that’s eased out on a relative basis to our size. Very controllable and the consistency of the asset quality in the company is something that always gives us a lot of comfort.
Some of the top industries you can see there is services, manufacturing, investment real estate is a big piece of our portfolio, I’ll get into that in a little bit, and construction lending. Those are the same industries that you’ve probably seen in the slide in the last 3 years. So not a lot of has changed.
Portfolio concentration C&I at the existing Banknorth, HUBCO represents 42% of outstandings and unfunded commitments. CRE ownership represents another 22% and the last 36% is commercial made on the investment side. So basically 64% of our portfolio is business commercial lending, a chunk of it C&I, another chunk of it in real estate that goes with those relationships and then 30% is investment in real estate.
We have a very active process and a very close relationship with risk management in this company. And I work very closely together in looking at all kind of issues that impact asset quality. There is a very robust process taking a look at segments that we went into that we might have concerns as a group together, what we call white papers that take a look at this industry where our concentration levels might be climbing or where we feel there might be risk out there from the standpoint of what’s going in a particular industry or a particular segment.
And then we take a look at how we are underwriting those credits we will adjust those underwriting criteria. We might come out with a more conservative guidance on loan to value. We might require higher equity positions on various types of properties. We might require higher debt service coverage benchmarks as yields are being underwritten.
So we try to do it on our proactive basis, looking at where our portfolio is, looking at where we think potential risk is and then adjust how we’re operating in those segments to make sure we are trying to stay ahead of the curve.
We issue guidance to lenders on a regular basis coming out of risk management and out of my world to say these are the areas that we are concerned about. We have ongoing conference calls with senior lenders, with our real estate folks, that say, “Okay, let’s talk about the market. Let’s talk about where risk is. Let’s talk about the kinds of things we should be doing to make sure that we are adequately covering where we think the risk is and again trying to stay ahead of it.”
Our corresponding loan levels has been stable over time. On NPA’s to total loans we are currently at 35 basis points. The range over last couple of years has been up from about 30 up to about 42. On NPA’s to total assets we are currently at 23 basis points, the range within low 20s to about 30s.
So we’ll move around a little bit within those ranges, because it doesn’t take about couple of million dollars of deals to pump this up a basis point or 2. But the consistency is there throughout the quarter. We have a regular ongoing process that we look at, or credits of any substance ranging from fixed rated which shows that we still are bankable with Care going through the 7 base millions and tens.
That goes on quarterly. We assess the risk. We assess our collateral position. We adjust our reserves according to those discussions and that’s allowed us to stay ahead of the curve from the standpoint of what’s in the pipeline that’s of a concern. Very active workout session and programme at the company that’s run centrally. We mange some of those relationships in the various markets but work out, works very proactively with our lenders.
It seemed like Hudson often (inaudible) on the workout side, which has served us very well. As we try to save the relationship, so do our competitors. Basically, if something goes in the workout, it’s see you later or you get them out the door.
Our philosophy is, if it looks like it’s a credit that can be saved, we will work to save that credit. It’s served us well in the market from the reputational standpoint. It allows us in some cases to keep customers that might have had temporary adverse conditions that at the end of the day are good customers, good companies.
And conversely if it’s a credit that is beyond hope, we’ll take care of those and get rid of them as soon as we can. And clearly if it’s a customer that’s not dealing with us in a forthright or honest manner, those go out the door real quick. And that philosophy is very similar to HUBCO.
We put a couple of slides here, right at the end that relate to how our portfolio breaks down. Our consumer lending is a very big piece of our company and we have about 127 billion outstanding in indirect paper. Another 3.4 billion outstanding on home equity. And the programmes that

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
we’ve talked to you in the last couple of years was our Harley Davidson programme that continues to be very successful. We are now making those loans in about 15 different states, portfolio is about $200 million growing consistently.
As we said when we first introduced the programme and Tom introduced to us, well, the asset quality has been very solid. There have been almost no delinquencies. There has been I think 1 repossession in the couple of years that we’ve done it. As we said, when we got into it, the Harley guys give up the house, but the dog, the wife first and then the Harley. So that’s really worked out very well for us.
And then by geography as you see, the growth in Massachusetts and Connecticut over time, as percentage of the portfolio. And while we want to emphasize the fact that these are very good markets for us , very good growth opportunity, I also wanted to emphasize the fact that our existing franchise, Maine, New Hampshire, Vermont, Upstate New York all represent continued good opportunities for us on growth side.
I’d be happy to answer any questions.
QUESTION AND ANSWER

Unidentified Audience Member
(Inaudible — microphone inaccesible)

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I say, it’s the motorcycle people, just park it on the side of the road, when they can’t make a payment and we’re going to be at risk. He said, “We shouldn’t be talking to — nobody gives up a Harley Davidson. And it is interesting — so I still wouldn’t believe it, so I said to Tom, give me the statistics of Harley Davidson. And we picked the Harley Davidson for one year. And in the all the Harley Davidson loans made, it was not one — well, there was one repossession. And when it was repossessed, it was sold for more than the balance on the loan.
So it’s a business that — again it’s not a home run for us. We’ll grow it nicely, nice numbers and we’ll continue to expand it little over $200 million right now. Any other questions to John? Yes.

Unidentified Audience Member
Bill, I hope they have in your employment contract that you’re not permitted to write a Harley?
John, you must put the top industry relationships or exposure with a fuel that changed any rule that increased concentrations in any one sector. Fuel that adds some new sectors that you’re not presently in?

John Fridlington — TD Banknorth Inc. — EVP and Chief Lending Officer
Yes, it will not change any of the sectors significantly. Their portfolio pretty well diversified again by geography, again by industry type. They do a lot of construction lending on residential projects. We do the same thing. Controls are very similar, process is very similar. Real estate’s high — smaller percentage of portfolio than ours.
I think are real opportunity in HUBCO franchise is Northern New Jersey, Southern New York market, Pennsylvania market which is very well robust. Small medium sized business markets. And that’s one of our fortes. I think we can just play up on that strength even more being in that market place.
So no, there will not be any significant changes there. And again, the style that they lend is very similar to us. And not what their lenders in a minimally, on a quick meeting basis. It’s kind of, I’ll get to know you meeting initially. But the sense I have is good solid lenders, very solid experience. Right mind set from the credit risk standpoint. So we felt very comfortable as we went through the due diligence process as to how they been operating their company. Thank you.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Unidentified Audience Member
Thanks. John, are there any industries that you’re trying to stay away from right now? That you feel may be heating up or that you’re a little concerned?

John Fridlington — TD Banknorth Inc. — EVP and Chief Lending Officer
Yes, definitely. The condo market in particular, is a market that we have been paying a lot of attention to. I mentioned the white paper process that we have as a company, that Ed and I worked together on. And we recently came out with some guidance to our lenders that they — and this was after our conference call that we had with all of our senior lenders, and senior real estate folks.
We actively lend in the condo in the development market in New England. Most of our exposure is outside of the Boston region, although we do some stuff within the Boston city proper. We’ve come out to our lenders and basically said that the demographics from the Boston condo markets are scared. Square footage prices are very high. A lot of inventory coming on line.
All the projects today have done very well and all the projects that we are in today, throughout our footprint have gone very well. Good sell out ratios good market acceptance and in some cases good presales. We make sure as we are underwriting those credits, we’re doing it with good solid developers with good equity.
Having said all that, we’ve taken a look at those numbers and said from our perspective, Boston looks to be overheated. So unless a deal is just outstanding from a fundamental standpoint in the form of presales equity, developer’s strength, we just want to stay out of Boston for a while.
Community surrounding Boston within 120A — within 485 still have very solid numbers. Not as heavy a concentration in pipeline. And those are markets where the potential sale levels are better. So what we said there is okay to continue to do lending in those markets, but again we are going to require higher equity positions going in, we’re going to acquire as we typically do guarantees from the developers adding to that there has to be a certain liquidity level on those guarantees.
And then we’ve taken a look at where we are from a concentration standpoint within our portfolio and said we don’t want to be above a certain level of capital committed to that segment of the market. We’re just going to watch it very close.
We’ve done that process similar in healthcare in the past. We’ve done it on hotel industry in the past. We’ve done it on office building market in the past. And as we done there, we’ll do it here. We watch it. We kind of control it. As things improve, we will lift the guidance in essence.
And in hospitality, at this point, frankly 3 years ago now Ed and I had sort of said, slow down on hospitality because there were some warning signs. Our portfolio in outstandings in hospitality probably shrunk by 30% as a percent of capital. During that interim period of time, we’ve had no issues on hospitality. So we’ve gone back to the lenders and said, “Okay, instead of having a yellow flashing light, it’s now a green light. But as we always do, be careful on the underwriting, stick to the fundamental,” and so forth.
Our process is to do that on a continuing basis. And what we try do is to do it proactively. So that we are not all of a sudden finding ourselves saying, “Holy mackerel, we’re in way over where we want to be on a concentration level into an industry that’s really suffering.” We try to stay ahead of the curve and that will continue to try to stay ahead of the curve.

Unidentified Audience Member
John, on condo stuff. One of the things that we’re having a hard time as analysts getting our arms around is you’re saying that a lot of the properties is pre-sold. One of the things that we like to ask about are do you have any sense of what level of sales of these units or industrial oriented versus actual owners, for instance?

John Fridlington — TD Banknorth Inc. — EVP and Chief Lending Officer
So far the level has been relatively low compared to what it turned out to be in the late ‘80s, early ‘90s when a huge percentage of our sales were really investor sales that they never really wanted to take ownership.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
We’ve seen projects where there are maybe 5% investor sales, we’ve seen projects where there are upwards of 20% investor sales. We’ve put restrictions in ours, that limit on the 15%. What we’ve seen this time round, is the developers themselves have gotten more savvy. And in many of their underlying contracts on their projects, if somebody is buying a unit, that project or that particular unit cannot be sold or slipped within a year from 18 months to a 2 year period of time. So there, we’re without permission from the condo development organization. So that tends to chill down the market a little bit.
But clearly there are investors out there, less so in the markets wherein — and we’ve all read the article — if you look at Miami, Fort Lauderdale , West Coast et cetera, where there are huge amounts of investors online buy into a project and then hopefully sell it online before it ever even — I think even gets built.
That’s not happening yet in the markets that we are in. We don’t see it happening in most of the markets we are in. But that’s for instance one of the reasons why we’ve looked at Boston and said, on a per square footage basis, how all these projects are coming in at 500 to a 1000 bucks a square foot and people are paying a million bucks for a 1000 square foot condo. Some work in Mindware. So those are the kind of things you just look at and say, it’s time to just spec out and watch for a while.
PRESENTATION

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
We have — we got to stay on track and there will be more time for questions at the end I think. So why don’t we move forward, if we could.
Joe Fico, is the President of TD Banknorth Insurance Group. And Joe, why don’t you come forward and make you presentation, okay?

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group
Thank you. Thank you, Bill. Good morning, everybody. I have the distinct pleasure of working with and for Mickey Greene. And I think he picked the absolute best week of this summer for vacation. So he sends his regrets that he couldn’t be here today. But I can just picture him on Long Lake flying around 75 horse power jet ski. So I hope he’s having a safe and happy vacation.
Banknorth Insurance Group is a full service agency with clients throughout the country. Our goal is to deliver sales and service that sets the standard in each market we serve. We’ll provide our customers an integrated financial services and to grow and protect all of their assets.
Prior to the year 2003 when we began our branding programme for our insurance group, we probably the best kept secret within Banknorth. But in the fall of 2003, we began changing the names of all of our agencies throughout our footprint, to carry the Banknorth Insurance Group name later renamed TD Banknorth Insurance.
We are the largest Insurance agency in New England. The latest statistics from the business of insurance shows us within the top 50, in fact, we were recently ranked Number 44 in the country.
We have approximately 54 million in annualized revenue, in excess of $525 million in our sale that will be Premium Volume.
Over 94,000 accounts are across the country in the areas we serviced through our 3 major lines of business which will be Commercial, Personal and Employee Benefits liability insurance.
We have 425 plus employees, 24 offices throughout New England and Upstate New York. And we partner with the bank on cross referrals, it’s a significant part of our new business growth, in every year.
Of those 94,000 customers, the breakdown would be as follows. The commercial customers represent about 10,000, personal lines customers, that would be for the typical homeowners, and personal auto and umbrella sales, about 77,000 customers. Employee benefits customers 5,800 and that ranks us in the top 10, of agencies serving the employee benefits marketplace in the country. And risk services customers, we have over 200. That’s one of the fastest growing segments in our business as well as risk services.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
You can see our location throughout the map. Our footprints, follows the footprints of the bank and we see opportunities to expand as the bank expands to service to their clients.
This shows, the slide shows a nice trend from 1997 through 2004, of net revenue growth, steady every year. 2005 is shaping up. I don’t want to say it too loud in front of people, because we are holding to the number, but somewhere between 55 million and 60 million.
Pre-tax profit, once again actually shows a nice trend. In 2004 coming in an excess of 7 million and in 2005 we will be upwards of 8 million, pre-tax profit.
Net revenue by region, this slide shows the comparison from the year 2002, to the most recently concluded year 2004, you can see our Northern New England region as we call it, the bright green on the left, under 2000, was roughly 68% of our business; Massachusetts represented 23% and Connecticut 9%.
And then in the third quarter and the fourth quarter of 2000, we acquired Palmer Goodell agencies, in Springfield Massachusetts. This is an agency whose roots go back over a 150 years. And Watson Group in Wethersfield, Connecticut, again an old a well established insurance agency in Central Connecticut.
The impact on our map, now through 2004 shows how Northern New England, no longer the huge 800 pound gorilla, still significant, 37% of our overall volume. Massachusetts and Connecticut so are catching up, and New York is growing as well.
Net revenue by line of business, I wanted to demonstrate here how the trends in our business as it grows, the TD Banknorth Insurance, is our retail business continues to grow rapidly, growing from 35% of our total in 2000 to 40% in second quarter of 2005. We see that percentage accelerating throughout the rest of this year and into 2006.
But the direct results of the 1.3 million households TD Banknorth serves throughout its footprint and our ability to bring insurance products and services to those households.
Our primary services on the Commercial Insurance side, Property Coverage, General Liability, Directors and Officers Coverage, Auto and Fleet Coverage, Captive Insurance, Professional Liability for Medical as well as Legal Malpractice, and then Risk Management and Loss Control Services.
On the Employee Benefits side, a complete offering, for medical and dental coverages, long-term disability, group life, a complete offering of voluntary benefits, and payroll deduct programmes. On the personal insurance side, homeowners, auto and umbrella.
This is the practice group, for the market niches that we excel in within our organization. And major client types include social service organizations, healthcare, education, municipalities, construction, distribution, manufacturing as well as the energy Industry.
The sweet spot for our customers, we like to define as really middle-market and larger middle-market complex, commercial accounts, where we can bring our value added statements and make a difference their insurance programme.
We target typically those employers with 75 or more employees and if we start with 10 million in sale, we focused on difficult classes of business, such as construction, energy, healthcare, and nursing homes is a subset of that and manufacturing, whether it’s paying whether insurance programmes have spiraled across or spiraled out of control. We were able to bring values to help control those clients.
Large Self-Insured Buying Groups are also our specialties. We insure over 86 colleges, throughout in New England that are all joined together in a Group called NEEIA, which is the New England Educated Insurance Association, groups for contractors, we have a relationship with the Massachusetts Hi-Tech Association as well there are various Automobile Dealers Associations throughout New England.
We also try to focus as well on strong TV Banknorth clients that need the advice and expertise that we can offer. We consider ourselves an industry leader for many reasons.
First is, the managed complex insurance programmes that use the cutting edge technology. In 2005 we have introduced the Customer Extranet, which is a Web-based technology that enhances our client’s ability to be more productive, in how they view their insurance programmes, and manage portions of their own insurance programmes.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
We also have introduced HR resource, which is a tool that we have brought out, through our employee benefit line of business, to our EBL customers that allows their employees to go in and manage their own health benefits within the company.
We established Captive Group, to provide captive insurance services in 2002, that replaced actually our first large customer last year in that group that allows our larger clients that want to be more involved in self insurance to better manage their insurance costs.
And in the third quarter and fourth quarter of 2005 we are rolling out these 3 new sales models. First is the partnership with Meloche Monnex, which is a Division of Toronto-Dominion Bank in Canada. We will be using their outbound call center to contact TD Banknorth insurance customers throughout the United States and to grow insurance products sales with them.
We have a small business initiative, that we are rolling out in the state of New Hampshire, that we believe is going to drive down our costs of service of small business niche and we have a MA discount auto programme.
We are finding many of our Carriers are looking to partner with us to find ways tap into the large number of client prospects that we have, being proud of the bank. One Carrier in Massachusetts is offering through Banknorth and since we preferred bank customers, a 5% — 5% discount on their auto coverage. That is an exclusive through our insurance group. We offer to take any questions.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Joe, before you take any question I, with the changes we have made from the tragic death of Peter Scott who many of you who knew, who passed away and Joe taking over, you have been able to bring some people Joe, you may want to comment on those recent hires you have?

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group
Thank you. Yes we hired a gentleman named Rick Black to replace me in Massachusetts. Rick comes to us with 25 years in the industry, most recently with Marsh, where he ran their middle market practice from Marsh on a national basis. Rick lives in Simsbury, Connecticut, drives to Springfield, MA and runs the Massachusetts region for us. The majority of his career has been focused with that middle-market niche which is our sweet spot at the Insurance Group.
We also hired a gentleman called Bill Clifford who was with JP Morgan Chase in New York. He ran their middle-market insurance operations for JP Morgan Chase. Bill has joined us up here in Northern New England. He is the Regional President, this year in south Portland and interesting fact about Bill, he is from is from Lewiston/Auburn area. The Clifford Family is a large family well known in the State of Maine and Bill is right back at home working for us here.
We also brought on — actually promoted a woman named Eileen Kelly, who was running our Retail Operation in Massachusetts, she has now been promoted and will run retail for the Insurance Group throughout our footprint.
QUESTION AND ANSWER

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Question to Joe. Behind you.

Unidentified Audience Member
Thank you, I wondered if you to talk a little bit about the trends in pricing for acquisitions in insurance businesses and also whether you’re seeing a change in the structure of transactions over the time?

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
That’s actually a great question. As the laws changed and banks began to get into the insurance business there is an immediate, feeding frenzy and the multiples that we were seeing, EBITDA were sky-rocketing.
That has begun to — it has begun to soften quite a bit actually. And I think what, we are finding in the industry that there are a lot of banks who got into the insurance business and the acquisition has not worked out as they had expected.
TD Banknorth Insurance Group is seen as one of the more, if not the most successful entry of a bank into the Insurance business. But the trend continues to soften we are looking at acquisitions now, that, we had an internal rate of return that we expect to get through an acquisition and — but the consolidation in the industry will continue. There’s no questions about it.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group
We are seeing and we are ...

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
I would think its yes, we spoke to him, we used the history before Joe, I think Peter, we did the first 1 or 2 at one time’s premium.

Peter Verill — TD Banknorth Inc. — COO
Under one time’s premium.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Under one time’s premium, probably 5 years ago. Then they went quickly up to two and a half times premium, and I think they are down to 175 times to 2 and I think Joe’s point’s a good one. They’re probably going to sales, and even more — so those are the numbers that we have seen Mark, of late.
And I think that Joe’s point, it’s a good one. I think everybody thought this was a business you just jumped into and it was automatically successful and so some people jumped into it. It isn’t automatically successful. It is hard work and there has been a silo-effect that is in some companies it is hard to get the insurance people to talk to the bank people and the bank people to talk to the insurance people. That’s been the biggest dilemma companies have had. We think we’ve solved that by the way we put it together. But I have to tell you, even at our company in the beginning it took a while to get people to want to work together. That seems to be the issue with a lot of is going on now.
Hire good insurance people but they don’t want to talk to the bank people, bank people don’t want to know them and they are not going to move forward.

Unidentified Audience Member
So, if you could talk about the interest rate, deposit business and is that being run out of insurance or the retail deposit business. And what the opportunities are and the costs are into that business, and where you think that might be going?

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group
Yes the HSA account, that whole phenomena is came into the marketplace with a great deal of fanfare. Consumer directed healthcare, people being in charge of their own health benefits really kind of hit the marketplace.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
I think initially there were more, more popularity for the concepts than actually how it’s caught on, it’s caught on rather slowly and part of it is because of the individual state requirement of the providers of Healthcare Insurance coverage, the Blue Cross Blue Shield around — for instance in Massachusetts, there was only one carrier that will deal with HSA account. But we are directing that, through the bank. It’s been really administered by the retail part of the bank and the insurance group is providing the consultative, on the insurance side approach to clients, taking it on.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, it hasn’t been as successful as we thought, to be honest. Mark, I think you are the most successful of them all, how many accounts have you opened?

Mark Analyst
Approximately 2000 accounts have been opened — this part of the year (inaudible).

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, and we are happy with that but if you remember the fanfare this was going to be unbelievable. Well, maybe it will be. It hasn’t turned out to be unbelievable just yet.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Joe Fico — TD Banknorth Inc. — President, TD Banknorh Insurance Group
What we did when we designed this product and I was right in the middle of that on the development side was to create a multi sales approach to it. So the first phase, was just to be the first in New England to be offering a HSA product which we accomplished. We did roll it out with the enrolment that started on January 1, 2005.
In the second phase, it was really internally to gear up how are we going to market this to our current clients and who are our target markets working in conjunction with the insurance group and taking a look at all the opportunities that were out there. We have kind of a marketing plan completed in that regard. It is rolling out in each state, kind of coinciding with what insurance products are offered in the various.
The third phase is really taking a look at what we have accomplished to date and also taking a look at — for the deposit, or longer term investment option beyond a high rate checking account, they will put aside the money that they can accumulate on a year-over-year basis, that has been deposited into those accounts. And being able to roll that out in conjunction with our marketing plan, frankly we are gearing up right now for that enrollment year that’ll start again, effective January 1 of 2006.
So I think we have a lot of momentum going — certainly we’re the only major institution New England is offering as at this point.

Unidentified Audience Member
The follow-up — does the bank partners or providers that you are working with to help grow this business? And who are they?

Unidentified Company Representative
Well, our major partner would have to be the insurance group, we work with — but in each state, and its depending upon what major carrier is involved whether its involving the Chamber Group or Trade Associations or organizations, we are trying to get in at that level. And of course we are natural on the commercial side of the number of insurance agencies who are strong long-term commercial clients of ours, we really don’t view

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
the insurance piece as a competitive threat and so we are in with those folks too. And our niche there frankly is in the small business category. We have the employee basis of say up to 50/60 employees which is not necessarily the target market that Joe’s will market.
PRESENTATION

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Joe, thank you very much. Next I’d ask Mark Collins, to talk about our marketing initiatives, which is seen in signage up here. And Mark, come on, forward.

Mark Collins — TD Banknorth Inc. — EVP
Thank you, Bill, and good morning. Marketing for (inaudible), little bit of fun I thought I’d try to do that this morning a little bit but if you can’t get pumped up when you think about where our company is going with Hudson then I’ll really checked your pulse. I think the opportunities down there are just more than significant.
As you’ve heard today, the market is rather unique down on that part of the world and it’s unique in a lot of different ways, I know that having spent about a decade of my life down there. If you talk to most people around the United States, you’d say where you are from? And they say I’m from Ebensburg, I’m from Brooklyn, New York, I’m from Swansea, Massachusetts. And the majority will say, I’m from Exit 115 on the Parkway. I’m from 120 on the Parkway. And I used to be in 121, in Parkway.
All these people have taken the Holland tunnel, the Lincoln tunnel, the path up to the World Trade Center, and all those places I have to tell you having spent a lot of time there they are going to value our way of providing customer service, I know they will. So I’m bullish about our future down there.
Frequent objectives I’ll make up some time, I’m going to give you a quick review of some marketing initiatives, some results, hopefully answer a few questions, but I do want to direct your attention if you can pull out your file, it looks like this it’s says Q2 market wise, can you just pull it out, and take a look at it with me, for a second. It looks just like this.
(inaudible), the former CEO of Chase Manhattan Bank had a wonderful saying about communication but it sounds an awful like Bill Ryan actually — he used to say that those companies that communicate well internally, communicate well externally. And you can see the marketing group does a really fine job, of real outlining what the campaigns are going to look like, what the results are. And they work very closely with Wendy’s group in terms of making sure, that the communications are very solid. But if you want to get a good sense of what is going on in the marketing world you just take a look at our marketwise and I think you will have a good flavor for that.
Okay, well a good segue, we are talking about HAS. But let me ask you this, in the spirit of having a little bit of fun. Who was the first person, who was the second person to cross the Atlantic in an airplane? Who is the second person to run a sub-400 mile, and who was the second person to walk on the moon? There are some advantages in marketing to be first sometimes.
And as Mark mentioned in the New England marketplace, we are doing okay with HSAs and I think the balance of the programme, is yet to be rolled out in — we’ll see but I think it’s going to provide some benefits.
Small business you can see there is a nice little ad there, 13,000 free business checking accounts opens through ‘05. Actually Bill Ryan had an awful lot to do with us opening — starting that new account, and its really proved to be a great door opener, for the small business segment as we really started to move that forward in a big way.
Some quick results in small business. Leading market share in this segment in Maine, New Hampshire, Vermont, strong really, bringing Massachusetts up to about Number 3 and accelerating in the other marketplaces like Connecticut for example. Loans and borrowing increased 41%. And this is in the slides in the past 3 years.
Imagine making 74,000 sales calls in a marketplace, imagine what Wendy will do — what her sales force of branch managers started to pound the doors of the smaller businesses in the HUBCO marketplace where companies like Chase and Citi and others did not knock on the doors, and all

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
of a sudden when there is a Banknorth way of providing small business services, I think that, that scheme’s going to have some great success. I also think we’ll have a great success on the mortgage side as well.
Thursday specials. Let me give you some context if I could for a minute. What do you do when you are in a marketplace where you are doing outside of about 10 to 1 on the media side? Better rates typically — sometimes better product offerings in several more delivery channels. And here’s the hit, and we talked about this the last time we met but its nice to give you some updates over some of the previous strategies that our team has rolled out.
What was — Frank, Wednesday nights when you are feeling a little bit early, spaghetti night, right? Mondays — Monday night football right? And Saturday night, Saturday night is all right.
Its all about creating expectations. And that’s what Wendy’s team and others have done on Thursday within our footprints, they’ve really ramped up Thursdays so we have specials on Thursdays it really drives traffic it helps us a great deal. And here is some quick results about Thursdays and we like to think we own Thursdays our staff goes up in special uniforms, special shirt. On 9 month, no catch CD, the past score by 245% of sales force.
Same for the money market account, 33% by goal, simply free checking — 72%. The retail strategy that works forever — put something on sales, give it some expectation, give it a limited time offer people will come. We are very, very pleased on the marketing side with how we have done with that.
You can see here the Banknorth PayCard has done quite well. Home equity, boy does Tom Hogan is doing a great job of home equity and our company does too.
Let me quickly flip through to page 6, you can see here we are big on sports sponsorships and sports marketing. In 2004, we spent about 11.4 — North America did $11.4 billion on sports. But the question I have for you, Bill Ryan is you were there with Ray Bourque. And I see Turner Brown and Kirsten Clarke and they are all standing with him there. Did they really have hockey in Brooklyn back then? Did they have hockey in Brooklyn?
You can see here that there is a wonderful outline of the corporate sponsorships that our company has become involved with. This really leverages our brand. It helps us move forward in ways we couldn’t do before. We are extremely, extremely proud of it.
But now one brand, one voice. It’s taken a little bit of time to get there, but the benefit even in the early stages of some of changes out of the signs are becoming really self evident. And I think if you just see us move forward, there’s going to be a lift that’s unexpected in terms of having that one brand.
On May 2005 we became one united company, one name, one promise, and move with our growing brand name going forward.
Quick example on the mortgage side, we are having a high time hiring people for certain markets. Once we added TD to the name, we have people recognize that through — someone mentioned earlier, the TD Waterhouse commercials that really helped us acquire some talent that we might not have received before. So we are very excited about that.
This is — you can see some of the new campaigns run there. “No Shenanigans.” “No Bologna.” I think our mail 5 million households across the footprint, greater opportunity to press our products opens the door for significant brand impact. The coolers are up there on that sign. So take a look at them before you go out. It’s an annual promotion that we do. Sometimes it’s coolers, sometimes it’s Swiss blankets, but it’s something that really drives in checking account in a big way and its something that — one you’d really like us to do on a annual basis. So we are very happy so far with our projects with that.
So for currently you have this fellow — I heard you tell us a story more than once and I can tell it as well as you can but, I think you started by saying a little bit about — can you imagine back in the early ‘90’s that we’d find ourselves in this position.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
It’s true and I guess you like to reminisce about the players but some of you have been with us from the beginning, and if I had told you in 1990 or ‘91 that the worst time of our history that, by the way, we are doing pretty good we are recovering and you know, in 10 years we are going to

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
have our name on the Boston Garden, you would have laughed me out of the room. The odds of having that occur just don’t make any sense. I guess that makes the comparison you really think that converting HUBCO’s company to our culture is going to be that hard, compared to the other things we have taken on, and we’ve had success with.
Fair to say that it’s interesting Chad Gifford who ran Fleet called me after we announced this winner, to the Boston Garden, he called me, he said, “Bill I don’t really care what you paid for it, it doesn’t matter. But I got to tell you, this is the best thing that we ever did at Fleet in terms of name recognition. And you are just going to have great success with it. It’s just an outstanding way to promote your company.
So I think while everybody is struggling with who was going to get it, then we heard its Gillette, Dunkin Donuts and Citizens and a number of companies, all well-known companies, we did what we do best — we didn’t sit back and wait for an RFP process, which is what we were told.
We made a call first to the executives who own the Garden and said why don’t you talk to us first instead of going through an RFP process, and give us a little time to show you what we can do, and that’s what did it for us. So we really were able to scoop this out of a process that probably we wouldn’t have won, if you look at it and then had to be able to do it on our own.
The problem we have with it is, as we move forward now, we started this process and people said well it’s pretty good but there is no hockey seats, you know, so, you’ll lose that. Well guess what — there is a hockey seat in now. Well yes that’s good to do but you know everybody is going to call it the Garden nobody is going to call it the TD Banknorth Garden. Well there is some truth to that, but everybody is calling it the Garden says, “And it was nice of those people from TD Banknorth to give it back to us.”
So it is getting enormous goodwill from people just saying they did the right thing and instead of calling it the Center they are giving us the Garden name back, and there are a lot of people just telling us that. So it’s just gotten better than we could have probably could have anticipated and again, who would have thought back in the early ‘90’s a little bank headquartered in Maine would have its name on the most established athletic facility in the United States. It’s truly kind of — kind of nice to have that happen, that’s for sure.

Mark Collins — TD Banknorth Inc. — EVP
Bill’s a very modest man as everybody in the room knows. And you never know for sure but (inaudible) small banking community and I think that there’s some people that might have done actually more than we did. And what I heard anyways was that one of the reasons they wanted to do business with us, was really the integrity of the organization and doing what we say and saying what we do. So we are very, very proud of that.
If you could, on the next page, on Page 12 a little bit about the TD Banknorth Garden. If you don’t know about it, it is one of the Top 3 arenas of its size in the world, it is significant — 225 events a year, attracts more than 3 million fans. That’s a lot of impressions, a lot of times we can sell products to people.
Exposure to more than 7 million North Station commuters a year. North Station is an commutation area. Not as big as let’s say The Path or something like that, but a lot of people come through that commutation center to railway, into, right into the TD Banknorth Garden. More than 250 million brand impressions per year.
And our company once again it’s nice being first sometimes, of the whole history of the Garden, we were the first to use it as the TD Banknorth University. What do I mean by that? We put our entire Mortgage Division there. We are working with them, got Ray Bourque to show up, we got Mike Sullivan of GM, Mike O’Connell of the Coach, (inaudible) one of the basketball players of the Celtics to show up.
And we had training sessions — for example Ray Bourque was in the penalty box. (inaudible) Maxwell was at the follow line. Mike O’Connell was in the (inaudible) locker room. When we went to the locker room, we took 20 employees and we just shipped them around the whole garden.
What Mike O’Connell talked about was you know what, you just believe there’s one set of rules, it is not a joke having one set of rules, it’s a set of rules for the team. Ray Bourque talked about when he was 14 he knew he would be a pro hockey player, and perseverance — and any of you, that are here listening to me today, set your goals high, set it (inaudible) was really the hit of the event. I think that he has a personality and a big smile. He was at the foul line and he was talking about how do you perform under pressure.
Can you imagine about 300 mortgage people having a chance of going to the locker room of the Garden, and shoot foul shots? It was a major, major opportunity for us and it’s something that none of us will never forget.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
I thought you’d enjoy the next piece of buns, so if you can roll it that will be my concluding remarks.
(Video clip playing)

Mark Collins — TD Banknorth Inc. — EVP
So, my two concluding remarks are, one is we put this together, when we unveiled the logo. Not something special for today but we thought you’d really enjoy it. And I have to say, you know, a follow-up to that this company is really rocking and if I were one of the HUBCO competitors, I’d start to worry about it because it will be down there soon and I think we are doing quite well, any questions?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Mark, thank you, I last comment. The final four of the women NCA basketball is at the Garden this year. So lucky he has to be again in a position that when all that advertising occurs, we will be right there with our signs doing it. And those are thoughts that do occur all the time.
Questions for Mark, on the marketing side? Mark, thank you very much.
We are going from marketing to really Analytical Accounting. This is kind of a switch, but before we break I wanted Steve Boyle to really share some thoughts with you on cash earnings and GAAP earnings and so forth. So, Steve, you have a video, are you going to show that?

Steve Boyle — TD Banknorth Inc. — CFO
I wondered why Bill put me in, now I know he has cut it in for me. He said, oh, (inaudible) from the beginning to the end. But anyway, the only thing more exciting than the cash versus GAAP.
When we talk about — when we talk about cash it really mean earnings before intangible amortization. But if we said that every time we wouldn’t make it to the boat. So we will say cash versus GAAP.
We’ve just been thinking about this a lot obviously since the — we got the ruling from the SEC and just wanted to share a few thoughts with you and hopefully some of them will resonate with you.
The points we really wanted to make are sure, everybody has intangible amortization and it is part of GAAP earnings. But with the new basis accounting that we have, the order of magnitude of that cash GAAP difference is huge for us. And we think it is really important we spent some time thinking about it.
Ratio analysis on historic GAAP numbers is extremely difficult now. I think that will become clear to you. That has a very good, consistent history of growing cash earnings, and that’s really the way we think you ought to be projecting. And certainly we are projecting our growth going forward. Whether you want to look, cash or GAAP, you ought to, I think build it from the cash rather than the GAAP.
Interestingly, even if you, are stuck on using GAAP earnings, which we hope you are not, there the is a way the intangible amortization is going to run off, means that our GAAP earnings per share growth is going to be significantly faster than our cash earnings per share growth are significantly faster than the GAAP earnings per share growth of our peers. So we think that even if you are looking at GAAP you ought to have premium, P/E multiple, and finally those that appear at that premium multiple is there right now.
So, just a couple of quick slides I think will hit you guys with these numbers.
So, if you looked at our intangible amortization as a percentage of pre-tax earnings, with some banks that are extremely acquisitive up here, this is absolutely no comparison. I think that MNC, this could have been the water on cash earnings per year has done a good job of saying how important a measure that is, has done a of acquisitions.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting
It’s about 5% of their pre-tax income, for us it is 24%. So there is absolutely nobody that has anywhere near the kind of cash difference that we have. It is interesting, in Canada where TD has a very significant cash difference, they convinced analysts and all the other banks that cash earnings in a way the company should be analyzed.
And so, in Canada they don’t even think in terms of GAAP earnings but all the cash earnings. And I think that is increasingly the way that we will be going if more people end doing the new basis of accounting that we have. And you all will probably be pushing this as well.
Just a little bit, I think it is just pretty easy to — pretty obvious but the GAAP ratios just really don’t make sense. They are really not comparable to other companies. On a book-value basis we are actually trading it 80% of book. We are probably the only bank in the country that is doing that. Yet, we have a relatively high — we trade relatively high on a tangible book basis at 350 compared to a peer leading of 310 — just totally apples and oranges.
Our GAAP ROE, is essentially, if you looked at it, it is like the return on a market cap, if you see more it’s really like the return on the takeout premium market cap.
So I think any of these banks if you, if you measure them on that basis will probably have a 5 or 6 or may be less percent GAAP return on equity. Our cash return on equity is extremely strong at 31% compared to the peers of 22. So, again, really apples and oranges. And we think that if we are trying to make meaningful comparisons with other banks, cash really is the way to do it.
This slide just lays out, beautiful graph here with cash earnings per share growth, a 10 year compound annual growth rate of 12%, 5 years given in a more difficult banking environment has been 8%, very consistent. So, we think as you are looking forward, as we are looking forward, you say, well, got to expect at least 8% cash earnings per share growth.
What does that mean for GAAP earnings per share growth? So if you are not willing to think in terms of cash earnings per share, I just laid out if you took our investor presentation for Hudson United and then you said, okay, assume the cash earnings per share grow at 8% on go-forward basis. What would that mean for GAAP earnings with the intangible amortization that we have. And you’d see, actually we were too conservative on the earlier slide. We’d have a 5% delta in 2007 and that’s 3 to 3. So, a very significant GAAP earnings per share growth, on a going forward basis of 13, 11, 10, 11 even on assuming a relatively modest 8% growth in cash earnings.
So to me that would say, even if you are going on a GAAP basis you ought to be looking at a premium multiple on a GAAP basis.
What do some of the number look like, I won’t go through this in detail. But this is just a peer comparison, you know, some performance ratio, us versus peers. Obviously we perform better on the margin lately than other banks. Better on efficiency ratio, customer and some improvement on the capital ratios, right there on the loans as the percentage of deposits. Better on security to assets. Better on borrowing to assets. Great asset quality. So, we are right there with the peer group.
Yes, when you look at net results, we are trading at about 2.5 multiple discount to these peer banks. One of the explanations, I see a lot of the write-ups is well, you are in acquisitive bank — and it was interesting, when I was doing some of the research, I would — I was looking at a 1999 peer analysis, we did when we were buying Banknorth and mostly same banks over there, and mostly same banks have grown faster through acquisitions even than we have.
So it’s a very acquisitive group of banks that are up there. Then you said, well may be some of them are going to get bought some day. If we don’t do our work, what we want to do, we may get bought some day too.
And you know the 51% was taken out at $40 a share. That’s 33% of where we are trading today. So it is quite hard to understand why we are trading at 2.5 multiple discounts to our peers. Maybe I’m a dolt and somebody can explain that to me.
If you look on a GAAP basis, we are still at a discount and again it doesn’t make — I read some okay, that’s because you are acquisitive, you are not going to be taken out, but again we think that if you are looking on a GAAP basis you ought to be taking into account the accretion that’s coming from the intangible amortization. Who else has, they consider numbers at 2, 3, 5% increase in earnings per share growth every year. All we have to do it show up to get that. So we think that ought to make it relatively easy to get about our average GAAP earnings per share growth. And so hopefully we will see that reflected on our GAAP multiples on an ongoing basis
So, yes, I’d be happy to take any questions.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Steve and I have talked about putting that Goodwill on the books was really a headache the day you did it. But the day after it was done, now it becomes, as Steve had said, something that’s fairly positive as you look at the potential of growth of our GAAP earnings. Coming off every year has nothing to do with interest rate cycles, loan losses, any of that — those issues.
So yes, we are looking at that and saying isn’t that a positive effect of going on. Yes, it wasn’t fun putting it on the books. As you look forward in future years it should be fairly positive.
Questions to Steve, well we have the time. Any — go ahead.
QUESTION AND ANSWER

Unidentified Audience Member
Just wondering, if in the future you would consider disclosing the specific amortization — the amortization specific to the TD market as well as the purchase accounting or the adjustments in net interest income as well which, I think, would give us all, sort of a base line to sort of, compare, what was the non cash impact on both parts, revenue and expenses? I know it’s fiscal, but I think that would give people a better way of isolating for this sort of accounting market?

Steve Boyle — TD Banknorth Inc. — CFO
I think that we’d be willing to do that but I am not sure how feasible it is. So today I can tell you we had in our 10K exactly what our intangible amortization was going to be. I can tell you exactly what it is going to be going forward. That’s a fairly straightforward number.
When you start talking about the difference between purchase accounting, and what’s going through like, particularly our net interest income like — we have a fairly significant pension difference, I think, that maybe at least for a couple of years you could think about okay, yes this is what our pension expense is going to be, this is that it is now, you’ll like change those assumptions once a year. But I think, like the first year, anyway you could probably do that.
You’d start talking about net interest income. And first you have to assume, well, how for example, with that FAS 91 mark, so I put a residential mortgage loan on my book, I deferred $1,600 and whatever. I am going to amortize that over the life of our loan, original assumption is that it’s going to be a 7-year amortization, it pays off in 2 years.
So if you have just so many assumptions, on both sides. Even this month, I think I mentioned on the call that here the net impact was relatively close. But there is very significant differences between the amount of net interest income benefits that we’ve got, the non interest expense that we got, the benefit and the provision.
A good example is, we marked our securities portfolio on March 1st. And hopefully John, can guide you up on this because I may have the numbers a little bit wrong. But I think we had a net positive mark of $4 million or something like that, so — on a $100 billion security portfolio. So almost next to nothing.
We had said that our total net interest income benefit was going to be roughly 1.5 million a month. I think in the first month it was 1.8 million. So, use the 1.5 million in your models. We actually ended up amortizing that 1.8 million more in security premium amortization over that quarter than we expected because the securities that we marked at a premium are prepaid, if interest rates went down. The securities that we marked at a discount off date on a box, you know are going to come into income over 10 years.
So, I think it’s really slippery slip. I mean, we’d be happy to, to talk to you about what our expectations were when we did the purchase accounting. But I don’t think, I think you are going to lose track of the numbers pretty quickly as we are. I am not sure that’s a meaningful exercise.

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Final Transcript
Jul. 29. 2005 / 8:00AM, BNK — TD Banknorth Inc. Analyst Meeting

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
It sounds like he thinks it’s too hard to do?

Steve Boyle — TD Banknorth Inc. — CFO
Yes, we have to work on it.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Other questions to Steve. Other questions in general? While we have got everybody here before we break for the boat trip? Anything else we need to talk about? Jeff, do you want to give us the details of ...

Unidentified Company Representative
Sure, we are going to head to the Baby Lady, so if you leave the hotel and go down towards the waterfront when you hit commercial tree, turn right, and the boat people can check out. Boat leaves at high noon. So if you would try to be there around quarter of, so you don’t miss the boat, that will be great. And we look forward to seeing everybody down at the waterfront over at the island. Thanks everybody.

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Thank you all. We’ll see you in a little bit, thank you.

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